Form 10-K, Exhibit 13
period 1997-12-31
PEGASUS SYSTEMS INC
filed 1998-03-31
CIK 1040261

                                                                    EXHIBIT 13.1

Pegasus Systems Inc.



Selected Consolidated Financial Data(1)

The following selected consolidated financial data as of and for the years ended December 31, 1997 and 1996 are derived from the Consolidated Financial Statements of the Company that have been audited by Price Waterhouse LLP, independent accountants, and are included elsewhere in this Annual Report. The selected consolidated financial data for the year ended December 31, 1995 are derived from the financial statements of the Company that have been audited by Belew Averitt LLP, independent accountants, and are included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 1995 and as of and for the years ended December 31, 1994 and 1993 are derived from the Company's financial statements that have been audited by Belew Averitt LLP, but are not included herein. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements and Notes thereto.

(in thousands, except per share data)       1997             1996             1995             1994             1993
                                            ----             ----             ----             ----             ----
Net revenues                               $20,903          $15,869          $ 9,296          $  4,666         $ 3,938
Net income (loss)                              589           (3,485)          (3,571)             (423)           (398)
Net income (loss) per share:(2)
         Basic                                0.08            (0.66)           (1.30)            (0.56)          (0.52)
         Diluted                              0.07            (0.66)           (1.30)            (0.56)          (0.52)
Working capital (deficit)                   38,397            2,068           (1,560)             (844)           (126)
Total assets                                49,923           13,892           10,316             4,150           4,872
Long-term obligations,
 net of current portion                        661            6,353            6,994             4,718           6,224
Total stockholders' equity (deficit)       $43,478         $  1,954          $(2,380)         $ (2,649)        $(2,226)

(1) The Company's selected consolidated financial data for 1994 and 1993 consist of the accounts of THISCO. Selected consolidated financial data for periods thereafter reflect the operations of the Company, including the acquisition of 83.3% of the outstanding capital stock of HCC in July 1995 and the acquisition of the remaining 16.7% of the outstanding capital stock of HCC in June 1996, together with the depreciation and amortization applicable to such acquisitions. Amortization applicable to the acquisition of HCC totaled $1,534,044, $1,412,499 and $645,419 in 1997, 1996 and 1995 respectively. See
Notes 1, 2 and 3 of Notes to Consolidated Financial Statements.

(2) See Notes 1 and 15 of Notes to Consolidated Financial Statements for information concerning the calculation of basic and diluted net income (loss) per share. Such calculations reflect the adoption by the Company of Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128) for the year ended December 31, 1997, which requires restatement of all periods presented in the Company's Consolidated Financial Statements included herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Recently Issued Accounting Standards."

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. This Annual Report contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those discussed in the forward-looking statements as a result of certain factors including those set forth in the Company's filings with the Securities and Exchange Commission, including its Form 10-K for the fiscal year ended December 31, 1997.

Overview

Pegasus is a leading provider of transaction processing services to the hotel industry worldwide. The Company's THISCO and TravelWeb hotel room reservation services improve the efficiency and effectiveness of the hotel reservation process by enabling travel agents and individual travelers to electronically access hotel room inventory information and conduct reservation transactions. The Company's HCC service, the global leader in hotel commission payment processing, improves the efficiency and effectiveness of the commission payment process for participating hotels and travel agencies by consolidating payments and providing comprehensive transaction reports. Historically, the

Company has derived a majority of its revenues from its THISCO and HCC services. For the year ended December 31, 1997, approximately 47.2% of the Company's consolidated revenues was derived from its electronic hotel reservation processing services, including 41.0% from the THISCO service and 6.2% from the TravelWeb and NetBooker services, and approximately 52.8% of the Company's consolidated revenues was derived from its HCC service. The Company has experienced substantial growth since its inception. Revenues increased at a compound annual rate of 49.6% to $20.9 million in 1997 from $2.8 million in 1992, excluding 1992 revenues from the HCC service which was acquired in 1995. However, there can be no assurance that the Company will experience the same rate of revenue growth in the future. Any significant decrease in the rate of revenue growth could have a material adverse effect on the Company's financial condition and results of operations.

The Company's revenues are predominantly transaction-based. The Company derives its revenues from its THISCO service by charging its hotel participants a fee based on the number of reservations made, less the number canceled ("net reservations"), and a fee for "status messages" processed through the THISCO service. Status messages are electronic messages sent by hotels to GDSs to update room rates, features and availability information in GDS databases. As a hotel's cumulative volume of net reservations increases during the course of the calendar year, its fee per transaction decreases after predetermined transaction volume hurdles have been met. As a result, for higher volume customers, unit transaction fees are higher at the beginning of the year, when cumulative transactions are lower. The Company recognizes revenues based on the expected fee per transaction to be earned for services to be provided to the customer during the entire year. This process of recognizing revenues results in a deferred revenue balance being created during early periods of the year, which will be reflected in interim balance sheets and be fully utilized and eliminated by the end of each year. Additionally, Pegasus generally charges new participants in the THISCO service a onetime setup fee for work associated with the implementation of the interface with the THISCO service. The Company also charges certain GDSs a fee based on the number of net reservations to compensate for the management and consolidation of multiple interfaces. In the third quarter of 1997, the Company reduced certain of the fees that it charges hotels for transmitting status messages.

Pegasus derives its revenues from its HCC service by charging a participating travel agency a fee based on a percentage of the dollar amount of commissions paid to that agency through the HCC service. The Company also generally charges a participating hotel a fee based on the number of commissionable transactions arising from that hotel. Revenues from HCC travel agency fees can vary substantially from period to period based on the fluctuations of the average daily room rates. Pegasus recognizes revenues from its HCC service in the month in which the hotel stay occurs and collects and pays commissions to travel agencies by the 15th business day of the following month. If a hotel fails to deliver funds to the Company, the Company is not obligated to deliver commission payments on behalf of the hotel to travel agencies. HCC revenues also include amortization of a $2.0 million payment received by the Company in June 1993 in exchange for a five-year noncancelable data processing contract. This payment was initially recorded as unearned income and is being recognized as revenue over the life of the contract. The amounts recognized in 1997 and 1996 were approximately $471,000 and $431,000, respectively. See Note 11 of Notes to Consolidated Financial Statements.

The Company offers two services, TravelWeb and NetBooker, that provide hotel reservation capability to individual travelers through the Internet. During 1996, Pegasus derived the substantial majority of its TravelWeb revenues from fees related to the creation of Web pages for hotels and for maintaining these pages on the TravelWeb site. During 1997, the Company transitioned its fee structure to begin charging participating hotels subscription fees based on the number of their properties included in the database and booking fees based on the number of net reservations made at their properties through the TravelWeb service. The Company is changing the method it uses to calculate booking fees for the use of its TravelWeb service from a flat fee to a fee based on the rate of the hotel room reserved. There can be no assurance that the fees generated from the TravelWeb service will remain at the same or a higher level in the future. Any significant decrease in the amount of fees received for the TravelWeb service could have a material adverse effect on the Company's financial condition and results of operations. The Company also derives revenues through the sale of advertising space on the TravelWeb site. Pegasus realizes revenues from NetBooker, the Company's hotel room reservation service provided to third-party Web sites, by charging third-party Web sites an initial development and licensing fee and by charging hotels a fee based on the number of net reservations made through the NetBooker service.

The Company has developed or is in the process of developing several new services, including UltraRes, UltraDirect and Pegasus IQ, to capitalize on its existing technology and customer base to provide additional electronic hotel reservation capabilities and information services to existing Pegasus customers and to other participants in the hotel room distribution process. The Company intends to derive revenues from UltraRes, a service that automates the processing of hotel bookings for large meetings and conventions, by charging participating hotels and meeting organizers transaction-based fees for net reservations made. The Company intends to derive revenues from UltraDirect, a service that automates the hotel room reservation process for corporate travelers, by charging hotels transaction-based fees for net reservations. The Company has not received a material amount of revenues from these services and there can be no assurance that either of these services will produce a material amount of revenues in the future. The Company's future success will depend, in part, on its ability to develop leading technology, enhance its existing services, develop and introduce new services that address the increasingly sophisticated and varied needs of its current and prospective customers, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis and there can be no assurances that any of these services will produce a material amount of revenues in the future.

The Company's cost of services consists principally of: (i) personnel costs relating to information technology; (ii) facilities and equipment maintenance costs; and (iii) fees paid to Citicorp for the processing of travel agency commissions. Research and development costs consist principally of personnel costs, related overhead costs and fees paid to outside consultants. General and administrative expenses are primarily personnel, office, legal and accounting related. Marketing and promotion expenses consist primarily of personnel costs, advertising, public relations and participation in trade shows and other industry events. Depreciation and amortization expense includes: (i) computer equipment depreciation; (ii) office furniture, equipment and leasehold improvement depreciation; (iii) amortization of software, including software acquired as part of the acquisition of HCC; and (iv) goodwill amortization. Interest expense includes notes payable to certain stockholders of the Company and payments made under capital equipment leases. Minority interest represents certain former minority interests in subsidiaries that have been wholly owned by the Company since June 1996. See Notes 1, 2, 3 and 7 of Notes to Consolidated Financial Statements.

All costs incurred in the internal development of computer software used in the delivery of the Company's services are expensed until a product design and a working model of the software have been tested and completed. Thereafter, any further development or production costs are capitalized. Maintenance and customer support costs are expensed as incurred. Prior to 1996, the capitalized development costs were being amortized over three to five years using the straight-line method. However, in 1996 the Company changed the estimated life of all internally and externally developed computer software to three years. The result of such change in estimated life was to increase the net income for 1997 by approximately $142,000 and to increase the net loss for 1996 by approximately $292,000. See Note 1 of Notes to Consolidated Financial Statements.

Year 2000 Compliance.

The Company has implemented a program designed to ensure that all software used in connection with the Company's services will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such dates. However, other participants in the travel industry have announced that their software may experience such abnormalities unless significant resources are devoted to solving the problem. Any failure on the part of the Company or its travel-related customers to ensure that any such software complies with year 2000 requirements, regardless of when such travel reservations occur, could have a material adverse effect on the financial condition and results of operations of the Company.

Years Ended December 31, 1997 and 1996

Net revenues.

The Company's net revenues for 1997 increased to $20.9 million from $15.9 million in 1996, an increase of 31.7%. This increase in revenues was primarily driven by higher transactions levels for all of the Company's services including THISCO, HCC and TravelWeb. THISCO revenues increased as a result of a 25.7% increase in net reservations made in 1997 as compared to 1996. HCC revenues grew as a result of a 38.0% increase in hotel commission transactions processed during 1997 as compared to 1996, due in part, to the addition of hotel properties, including those of Marriott International, Inc., and travel agencies participating in the HCC service. The net revenues to the Company per commissionable transaction increased in 1997 because of an increase in overall hotel average daily rates. Revenues contributed by the TravelWeb service decreased by 7.7% in 1997 as compared to 1996. This decrease resulted primarily as a result of the transition from a reliance on Web page building and maintenance fees to revenues based on monthly subscription fees and booking fees per net reservation.

Cost of Services.

Cost of services increased by $1.2 million, or 20.1%, to $7.4 million in 1997 from $6.2 million in 1996. Cost of services increased due to additional staffing in support of the Thisco, TravelWeb and HCC services and the increased number of transactions processed through the HCC service.

Research and Development; write-off of purchased in-process research and development. Research and development expenses increased $298,000, or 13.5%, to $2.5 million in 1997 from $2.2 million in 1996. After eliminating the effect of the one-time charge taken in 1996 for research and development expenses relating to the acquisition of HCC, research and development expenses increased $543,000, or 27.7%, to $2.5 million in 1997 from $2.0 million in 1996. This increase was primarily due to additional work on TravelWeb including the development of the hotel database. See Note 3 of Notes to Consolidated Financial Statements.

General and administrative expenses.

General and administrative expenses decreased $84,000, or 2.2%, to $3.7 million in 1997 from $3.8 million in 1996. This decrease was primarily due to a number of non-recurring expenses incurred in 1996 associated with the closing of a financial transaction.

Marketing and promotion expenses.

Marketing and promotion expenses increased $1.2 million, or 41.5%, to $4.0 million in 1997 from $2.8 million in 1996. Marketing and promotion expenses grew primarily due to the addition of Sales and Marketing staff, the promotion of the TravelWeb service and, to a lesser degree, the promotion of the THISCO and HCC services.

Depreciation and amortization.

Depreciation and amortization expenses decreased $409,000, or 11.9%, to $3.0 million in 1997 from $3.4 million in 1996. This decrease was primarily due to the completion in 1996 of the amortization of a number of software development projects that had been previously capitalized.

Interest expense.

Interest expense decreased $293,000, or 32.8%, to $600,000 in 1997. The expense reflects interest accrued on promissory notes payable to certain stockholders of the Company and payments made under capital equipment leases. The Company repaid all of these promissory notes in August 1997 using proceeds from its initial public offering of common stock.

Interest income.

During 1997, the Company realized $994,000 in interest income as a result of short term investment of operating cash balances, including the net proceeds of its initial public offering.

Income taxes.

Income taxes reflect foreign income taxes payable with respect to the taxable earnings of the Company's United Kingdom subsidiary, which reports earnings on a cost-plus basis. Currently, the United Kingdom office reports taxable earnings equal to 10.0% of the total operating cost of the office.

Years Ended December 31, 1996 and 1995

Net revenues.

Net revenues increased by $6.6 million, or 70.7%, to $15.9 million in 1996 from $9.3 million in 1995. THISCO revenues increased as a result of a 27.0% increase in net reservations made in 1996 as compared to 1995. Additionally, the average fee paid by hotels using the THISCO service increased during 1996 as a result of an increase in total status messages processed. HCC revenues grew as a result of the acquisition by the Company of HCC in July 1995 and the subsequent growth in hotel commission transactions processed due, in part, to the addition of hotel properties and travel agencies participating in the HCC service. The net revenues to the Company per commissionable transaction increased in 1996 because of a change in the hotel customer mix and an increase in overall hotel average daily rates. Revenues contributed by the TravelWeb service increased 57.6% in 1996 as compared to 1995, which resulted primarily from amounts charged to hotels for Web page building and maintenance fees and less significantly from advertising and promotions and from fees charged to hotels for net reservations processed through the TravelWeb service. In 1997, Pegasus transitioned its hotels participating in the TravelWeb service to a subscription fee arrangement, whereby, in addition to paying fees for net reservations made through this service, participating hotels will remit monthly fees per property listing in the TravelWeb service. See " Overview."

Cost of services.

Cost of services increased $2.3 million, or 59.7%, to $6.2 million in 1996 from $3.9 million in 1995. This increase was due to the acquisition by the Company of HCC in July 1995 and operating expenses for TravelWeb, including expenses for contract Web site page building, software development and the employment of additional technical personnel.

Research and development.

Research and development expenses increased $143,000, or 6.9%, to $2.2 million in 1996 from $2.1 million in 1995. After eliminating the effect of the onetime charges taken in 1995 and 1996 for research and development expenses relating to the acquisition of HCC, research and development expenses increased $1.2 million, or 133%, to $2.0 million in 1996 from $840,000 in 1995. This increase was due to increased development expenses primarily related to TravelWeb. See
Note 3 of Notes to Consolidated Financial Statements.

General and administrative expenses.

General and administrative expenses increased $1.0 million, or 37.1%, to $3.8 million in 1996 from $2.8 million in 1995. This increase was due to greater office-related costs, personnel costs, legal and accounting fees and travel-related costs.

Marketing and promotion expenses.

Marketing and promotion expenses increased $1.9 million, or 209.6%, to $2.8 million in 1996 from $912,000 in 1995. As a percentage of net revenues, marketing and promotion expenses increased to 17.8% in 1996 from 9.8% in 1995. Marketing and promotion expenses grew primarily due to the promotion of the TravelWeb service and to a lesser degree the promotion of the THISCO and HCC services.

Depreciation and amortization.

Depreciation and amortization expenses increased $949,000, or 38.3%, to $3.4 million in 1996 from $2.5 million in 1995. In 1996, the Company changed the estimated life of certain capitalized software from five years to three years. The effect of this change was to increase amortization by $292,000 in 1996. Also, in 1996 the Company recognized a full year of amortization of software and goodwill relating to the Company's acquisition in July 1995 of 83.3% of the outstanding capital stock of HCC and began to amortize software and goodwill that resulted from the purchase by the

Company in June 1996 of the remaining 16.7% of the outstanding capital stock of HCC.

Interest expense.

Interest expense increased $77,000, or 9.5%, to $893,000 in 1996 from $816,000 in 1995. The expense includes interest accrued on promissory notes payable to certain stockholders of the Company and payments made under capital equipment leases.

Interest income.

During 1996, the Company realized $114,000 in interest income as a result of short term investments of operating cash balances on the proceeds from the sale of shares of the Company's Series A Preferred Stock in June 1996.

Income taxes.

Income taxes reflect foreign income taxes payable with respect to the taxable earnings of the Company's United Kingdom subsidiary, which reports earnings on a cost-plus basis. Currently, the United Kingdom office reports taxable earnings equal to 10.0% of the total operating cost of the office.

Liquidity and Capital Resources

The Company has financed its cash requirements for operations and investments in equipment primarily through the sale of capital stock, borrowings from stockholders and capital lease financing.

Cash provided by operating activities was $2.8 million for the year ended December 31, 1997 compared to $410,000 in 1996 due to the Company's improved operating performance.

The Company completed an initial public offering of its common stock in August 1997, raising proceeds, net of offering expenses, of $40.5 million. Approximately $5.2 million of these proceeds was used to repay notes payable to stockholders and to repay certain lease obligations. The remainder of these proceeds have been placed in short-term marketable securities.

Net cash used in investing activities for the purchase of software, furniture and equipment amounted to $1.6 million in 1997 compared to $495,000 in 1996. In addition, in 1997 the Company acquired equipment under capital leases with a principal value of $79,000 compared with $1.0 million in 1996.

The Company's principal sources of liquidity at December 31,1997 included cash and cash equivalents of $30.2 million, short-term investments of $9.4 million and restricted cash of $1.3 million, which represents funds for travel agency commission checks that have not cleared HCC's processing bank and are returned to HCC. See Note 1 of Notes to Consolidated Financial Statements. Any of such amounts which are not remitted to travel agents will be escheated to the appropriate state, as required.

The Company does not believe that inflation has materially impacted results of operations during the past three years. Substantial increases in costs and expenses could have a significant impact on the Company's results of operations to the extent such increases are not passed along to customers.

Recently Issued Accounting Standards

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the amount the employee must pay to acquire the stock.

In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128), was issued. FAS 128 specifies the computation, presentation and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock. FAS 128 simplifies the standards for computing EPS previously found in Accounting Principles Board Opinion No. 15, "Earnings per Share" (APB 15), and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the statement of operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. FAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. FAS 128 requires restatement of all prior-period EPS data presented. The Company adopted FAS 128 as of and for the year ended December 31, 1997.

In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130) was issued. FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. It requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS 130 is effective for fiscal years beginning after December 15, 1997. The Company will adopt this Statement in the year ending December 31, 1998. Reclassification of financial statements for earlier periods provided for comparative purposes is required upon adoption.

In June 1997, Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" (FAS 131) was issued. FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. FAS 131 is effective for periods beginning after December 15, 1997. The Company will adopt FAS 131 in the year ending December 31, 1998.

Consolidated Balance Sheets

December 31, 1997 and 1996                                                              1997                   1996
                                                                                        ----                   ----
Assets
Cash and cash equivalents                                                            $30,166,793           $  1,796,311
Restricted cash                                                                        1,286,032                690,206
Short-term investments                                                                 9,380,050              2,705,076
Accounts receivable, net of allowance for doubtful accounts
         of $77,860 and $44,805, respectively                                          1,200,162                924,951
Accounts receivable from affiliates                                                      771,973                754,405
Other current assets                                                                   1,232,874                190,976
                 Total current assets                                                 44,037,884              7,061,925
Capitalized software, net                                                              1,183,453              2,113,758
Property and equipment, net                                                            2,712,091              3,001,012
Goodwill, net of accumulated amortization of
         $303,815 and $178,943, respectively                                           1,560,900              1,685,772
Other noncurrent assets                                                                  428,981                 29,269
                 Total assets                                                        $49,923,309           $ 13,891,736

Liabilities and Shareholders' Equity
Accounts payable and accrued liabilities                                             $ 4,072,919           $  2,574,186
Accounts payable to affiliates                                                            42,118                115,049
Unearned income                                                                          477,688                470,588
Current portion of capital lease obligations                                           1,048,179              1,048,238
Current portion of notes payable to affiliates                                                 -                785,517
                 Total current liabilities                                             5,640,904              4,993,578
Capital lease obligations, net of current portion                                        661,049              1,749,899
Notes payable to affiliates, net of current portion                                            -              4,603,568
Unearned income                                                                                -                470,588
Other noncurrent liabilities                                                             143,612                119,709
Commitments and contingencies (Note 11)                                                        -                      -
Shareholders' equity:
         Preferred stock, $.01 par value; 2,000,000 shares authorized;
                 Zero and 1,538,462 shares issued and outstanding, respectively                -                 15,385
         Common stock, $.01 par value; 100,000,000 shares authorized,
                 10,297,529 and 5,307,733 shares issued, respectively                    102,975                 53,077
         Additional paid-in capital                                                   58,120,337             16,968,364
         Unearned compensation                                                          (738,533)              (485,937)
         Accumulated deficit                                                         (13,980,697)           (14,570,157)
         Less treasury stock (116,484 shares, at cost)                                   (26,338)               (26,338)
                 Total shareholders' equity                                           43,477,744               1,954,394
                 Total liabilities and shareholders' equity                          $49,923,309           $  13,891,736

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Years Ended December 31, 1997, 1996 and 1995            1997                1996            1995
                                                    -----------         -----------     -----------
Net revenues (Notes 1 and 14):
  Shareholder                                       $15,744,011         $11,961,445     $ 7,386,111
  Nonshareholder                                      5,159,405           3,907,567       1,909,617
    Total net revenues                               20,903,416          15,869,012       9,295,728
Cost of services                                      7,445,271           6,199,058       3,882,496
Research and development                              2,504,074           1,961,055         839,588
Write-off of purchased in-process research and
  development (Note 3)                                        -             244,600       1,223,000
General and administrative expenses                   3,715,547           3,799,199       2,770,474
Marketing and promotion expenses                      3,998,054           2,824,633         912,230
Depreciation and amortization                         3,016,619           3,425,678       2,476,812
Operating income (loss)                                 223,851          (2,585,211)     (2,808,872)
Other (income) expense:
  Interest expense                                      600,067             893,177         815,560
  Interest income                                      (993,592)           (114,150)              -
Income (loss) before income taxes
  and minority interest                                 617,376          (3,364,238)     (3,624,432)
Income taxes                                             27,916              15,000               -
Income (loss) before minority interest                  589,460          (3,379,238)     (3,624,432)
Minority interest                                             -            (105,563)         53,528
Net income (loss)                                   $   589,460         $(3,484,801)    $(3,570,904)
Net income (loss) per share:
  Basic                                             $      0.08         $     (0.66)    $     (1.30)
  Diluted                                           $      0.07         $     (0.66)    $     (1.30)
Weighted average shares outstanding:
  Basic                                               7,200,382           5,246,800       2,751,940
  Diluted                                             8,676,052           5,246,800       2,751,940

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes
in Shareholders' Equity (Deficit)

                                                                                Additional
                                                      Preferred     Common       Paid-in       Unearned
Years Ended December 31, 1997, 1996 and 1995            Stock        Stock       Capital     Compensation
Balance of THISCO at December 31, 1994                        -     $7,620     $4,857,478                -
Conversion of shareholder loans                               -          -        525,000                -
Exchange of THISCO shares for Pegasus shares                  -     (7,620)         7,620                -
Formation of Pegasus                                          -     26,919        (26,919)               -
Acquisition of HCC                                            -     22,428      2,721,749                -
Issuance of restricted shares to management                   -      2,833        568,041                -
Net loss                                                      -          -              -                -
Balance at December 31, 1995                                  -     52,180      8,652,969                -
Issuance of Pegasus preferred stock to
  Information Associates, L.P. and
  Information Associates, C.V.                         $ 15,385          -      7,484,620                -
Issuance of Pegasus common stock for
  purchase of minority interest                               -        897        277,725                -
Purchase of treasury stock                                    -          -              -                -
Issuance of compensatory stock options                        -          -        551,150        $(485,937)
Proceeds from stock subscription                              -          -          1,900                -
Net loss                                                      -          -              -                -
Balance at December 31, 1996                             15,385     53,077     16,968,364         (485,937)
Conversion of preferred stock to
  common stock                                          (15,385)    15,385              -                -
Initial public offering                                       -     34,500     40,459,000                -
Warrants issued for contract                                  -          -        238,000                -
Issuance of compensatory stock options                        -          -        450,847         (252,596)
Exercise of stock options                                     -         13          4,126                -
Net income                                                    -          -              -                -
Balance at December 31, 1997                           $      -   $102,975    $58,120,337        $(738,533)

                                                   Treasury    Accumulated
Years Ended December 31, 1997, 1996 and 1995         Stock        Deficit             Total
Balance of THISCO at December 31, 1994                    -    $(7,514,452)     $(2,649,354)
Conversion of shareholder loans                           -              -          525,000
Exchange of THISCO shares for Pegasus shares              -              -                -
Formation of Pegasus                                      -              -                -
Acquisition of HCC                                        -              -        2,744,177
Issuance of restricted shares to management               -              -          570,874
Net loss                                                  -     (3,570,904)      (3,570,904)
Balance at December 31, 1995                              -    (11,085,356)      (2,380,207)
Issuance of Pegasus preferred stock to
  Information Associates, L.P. and
  Information Associates, C.V.                            -              -        7,500,005
Issuance of Pegasus common stock for
  purchase of minority interest                           -              -          278,622
Purchase of treasury stock                         $(26,338)             -          (26,338)
Issuance of compensatory stock options                    -              -           65,213
Proceeds from stock subscription                          -              -            1,900
Net loss                                                  -     (3,484,801)      (3,484,801)
Balance at December 31, 1996                        (26,338)   (14,570,157)       1,954,394
Conversion of preferred stock to
  common stock                                            -              -                -
Initial public offering                                   -              -       40,493,500
Warrants issued for contract                              -              -          238,000
Issuance of compensatory stock options                    -              -          198,251
Exercise of stock options                                 -              -            4,139
Net income                                                -        589,460          589,460
Balance at December 31, 1997                       $(26,338)  $(13,980,697)     $43,477,744

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 1997, 1996 and 1995                           1997             1996              1995
Cash flows from operating activities:
  Net income (loss)                                               $    589,460        $(3,484,801)      $(3,570,904)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Minority interest                                                       -            105,563           (53,528)
    Accrued interest reclassified to notes payable                     58,049             91,927           298,699
    Loss on write-down of equipment                                         -                  -           246,000
    Write off of in-process research and development costs                  -            244,600         1,223,000
    Adjustment for discontinued software projects                           -            316,698                 -
    Loss (gain) on sale of equipment                                      (53)             9,564           (14,553)
    Depreciation and amortization                                   3,016,619          3,425,678         2,476,812
    Recognition of stock option compensation                          198,251             65,213                 -
    Amortization of premiums on short-term investments                  3,359                  -                 -
    Changes in assets and liabilities:
        Restricted cash                                              (595,826)          (360,029)         (157,307)
        Accounts receivable                                          (275,212)          (185,455)         (182,998)
        Accounts receivable from affiliates                           (17,567)           (98,649)           80,785
        Other current and noncurrent assets                        (1,203,609)          (156,931)          (24,032)
        Accounts payable and accrued liabilities                    1,498,732            837,620           586,483
        Accounts payable to affiliates                                (72,931)           (89,139)         (202,230)
        Unearned income                                              (463,488)          (431,373)         (210,036)
        Other noncurrent liabilities                                   23,904            119,709                 -
        Net cash provided by operating activities                   2,759,688            410,195           496,191
Cash flows from investing activities:
  Purchase of software, property and equipment                     (1,594,401)          (495,100)         (639,461)
  Proceeds from sale of software, property and equipment                1,075            133,134                 -
  Purchase of marketable securities                               (11,486,932)        (2,705,076)                -
  Proceeds from sale of marketable securities                       4,808,599                  -                 -
        Net cash used in investing activities                      (8,271,659)        (3,067,042)         (639,461)
Cash flows from financing activities:
  Proceeds from issuance of stock                                  40,497,639          7,500,005           570,874
  Purchase of minority interest                                             -         (2,000,000)                -
  Repayments on notes payable to affiliates                        (5,447,133)          (235,000)         (103,337)
  Repayments of capital leases                                     (1,171,966)          (974,969)         (578,271)
  Proceeds from capital leases                                          3,913             93,729                 -
  Purchase of treasury stock                                                -            (26,338)                -
  Proceeds from stock subscription                                          -              1,900                 -
  Proceeds from line of credit                                              -            175,000                 -
  Repayment of line of credit                                               -           (175,000)                -
        Net cash provided (used) by financing activities           33,882,453          4,359,327          (110,734)
Net increase (decrease) in cash and cash equivalents               28,370,482          1,702,480          (254,004)
Cash and cash equivalents, beginning year                           1,796,311             93,831           347,835
Cash and cash equivalents, end of year                           $ 30,166,793        $ 1,796,311           $93,831
Supplemental disclosure of cash flow information:
  Interest paid                                                  $    601,787        $   858,017      $    706,842
  Income taxes paid                                              $     17,916        $         -      $          -
Supplemental schedule of noncash investing and
    financing activities:
  Acquisition of equipment under capital leases                  $     79,144        $ 1,045,988      $  2,083,365
  Conversion of notes payable to affiliates to additional
    paid-in capital (Note 7)                                     $          -        $         -      $    525,000
  Issuance of common stock for acquisitions (Notes 2, 3 and 8)   $          -        $   278,622      $  2,744,177
  Common stock warrants issued in exchange for customer
    contract asset                                               $    238,000        $         -      $          -

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 1997, 1996 and 1995

1. Organization and Significant Accounting Policies
Organization and background In July 1995, Pegasus Systems, Inc. (Pegasus or the Company) was formed as a Delaware holding company to combine the operations of two existing companies operating in the same industry, The Hotel Industry Switch Company (THISCO) and The Hotel Clearing Corporation (HCC), as discussed in Note 2. For accounting purposes, the combination was recorded as a purchase of HCC, as discussed in Note 3.

Consolidation

The consolidated financial statements for 1995 reflect the consolidated balance sheets of THISCO and HCC at December 31, 1995 and the consolidated operations of THISCO for the year ended 1995 and HCC from the date of acquisition to December 31, 1995. The 1996 consolidated financial statements include the accounts of Pegasus and its wholly owned subsidiaries, THISCO and HCC. THISCO is consolidated with its wholly owned subsidiary, TravelWeb, Inc. (TravelWeb), and HCC is consolidated with its wholly owned subsidiary, Pegasus Systems Inc. (UK) Limited (Pegasus UK, formerly The Hotel Clearing Corporation (UK) Limited), (collectively, the Company or Pegasus). All significant intercompany balances have been eliminated in consolidation.

THISCO was formed in September 1988 as a Delaware corporation. The Company's THISCO service provides an electronic interface from hotel central reservation systems to travel agencies through Global Distribution Systems (GDSs), which are electronic travel information and reservation systems such as SABRE.

HCC, acquired by the Company in July 1995 (see Note 3), was formed in July 1991 as a Delaware corporation. The Company's HCC service consolidates commissions paid by participating hotels to a participating travel agency into a single monthly payment and provides participants with comprehensive transaction reports. Hotel properties and travel agencies worldwide utilize the HCC service to increase the efficiency and reduce costs associated with preparing, paying and reconciling hotel room reservation commissions.

TravelWeb was formed in October 1995 as a Delaware corporation. The Company's TravelWeb service provides individual travelers direct access to online hotel information and the ability to make reservations electronically at hotel properties. In addition, through its recently introduced NetBooker service, the Company offers TravelWeb's comprehensive hotel database and Internet hotel reservation capabilities to third-party Web sites.

Pegasus UK, a wholly-owned subsidiary of HCC, was formed in September 1993 in England to market and provide services for travel agents and hotel chains operating in Europe, Africa and Asia.

Management estimates

In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

Restricted cash Funds for travel agency commission checks which have not cleared HCC's processing bank after certain time periods are returned to HCC. Any amounts which are not remitted to travel agents will be escheated to the appropriate state, as required.

Investments in debt and equity securities

In 1996, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS
115). In accordance with this Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect of the adoption of FAS 115 did not have a material effect on the Company's financial condition or results of operations.

As of December 31, 1997 and 1996, the classification of the securities accounted for under FAS 115, was as follows:

                                                      Amortized cost
                                              -----------------------------
                                                 1997               1996
                                              ----------        -----------
Held to maturity:
  Corporate debt                              $9,380,050        $   992,621
  U.S. government agencies                             -        $ 1,712,455
                                              $9,380,050        $ 2,705,076

As of December 31, 1997 and 1996, the aggregate fair market value of the held-to-maturity securities was not materially different from their carrying values. The gross unrealized gains and losses by type of security were not material.

The contract maturities of the held-to-maturity securities are less than one year.

Capitalized software

All costs incurred in the internal development of computer software used in delivery of the Company's services are expensed until a product design and a working model of the software have been tested and completed. Thereafter, any further development or production costs are capitalized until the software is placed into service. Maintenance and customer support costs are expensed when incurred. Capitalized software development costs are amortized on a product-by-product basis using the greater of the amount computed by the ratio of current year net revenue to estimated future net revenue, or the amount computed by the straight-line method over a period which approximates the estimated economic life of the products. The amount by which unamortized software costs exceed the net realizable value, if any, is recognized in the period the excess is determined. Additionally, capitalized software includes software purchased from third parties used in the operations of the Company.

Prior to 1996, capitalized software costs were being amortized over three to five years using the straight-line method. However, in 1996, the Company changed the estimated life of all capitalized software costs to three years. The effect of this change was to increase the net income during 1997 by approximately $142,000 or $0.02 basic and diluted income per share and increase the net loss during 1996 by approximately $292,000 or $0.06 basic and diluted loss per share. During 1996, the Company recorded a charge of $316,698 resulting from discontinued software development projects. During 1997, 1996 and 1995, the Company capitalized approximately $505,000, $470,000 and $3,840,000, respectively, of software costs. During 1997, 1996 and 1995, the Company amortized approximately $1,435,000, $2,125,000 and $1,532,000, respectively, of capitalized software costs. Accumulated amortization of capitalized software was $8,174,389 and $6,739,465 at December 31, 1997 and 1996, respectively.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives, ranging from three to seven years. Leasehold improvements are amortized over the life of the lease using the straight-line method. Expenditures for maintenance and repairs, as well as minor renewals, are charged to operations as incurred; while, betterments and major renewals are capitalized. Upon retirement or sale of an asset, the cost of the asset and the related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is credited or charged to operations.

Long-lived assets held and used by the Company, or to be disposed of, are reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between the net book value of the assets and the estimated fair value of the related assets. Based on its most recent analysis, the Company believes that no impairment of property and equipment existed at December 31, 1997 or 1996.

Goodwill

Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Such excess costs are being amortized on a straight-line basis over 15 years. Unamortized goodwill at December 31, 1997 and 1996, was $1,560,900 and $1,685,772, respectively. The carrying value of goodwill is evaluated periodically in relation to the operating performance and anticipated future undiscounted net cash flows of the related business. Based on its most recent analysis, the Company believes that no impairment of goodwill existed at December 31, 1997 or 1996. Amortization of goodwill was $124,872, $120,724 and $58,219 in 1997, 1996 and 1995, respectively.

Revenues

The Company primarily derives its revenues from transaction fees and commissions charged to participating hotels and travel agencies. A substantial portion of the Company's revenue is derived from shareholders and shareholder-owned companies (see Note 14).

The Company's revenues are predominantly transaction-based. The Company derives its revenues from its THISCO service by charging its hotel participants a fee based on the number of reservations made, less the number cancelled ("net reservations"), and a fee for "status messages" processed through the THISCO service. Status messages are electronic messages sent by hotels to GDSs to update room rates, features and availability information in GDS databases. Additionally, Pegasus generally charges new participants in the THISCO service a one-time set-up fee for work associated with the implementation of the interface with the THISCO service. Revenue for these one-time set-up fees is recognized on a percentage of completion basis as the services are performed over the set-up period, which generally ranges from two to six months. The Company also charges certain GDSs a fee based on the number of net reservations to compensate for the management and consolidation of multiple interfaces

Pegasus derives its revenues from its HCC service by charging a participating travel agency a fee based on a percentage of the dollar amount of commissions paid to that agency through the HCC service. The Company also generally charges a participating hotel a fee based on the number of commissionable transactions arising from that hotel. Revenues from HCC travel agency fees can vary substantially from period to period based on the types of hotels at which reservations are made and overall room rates. Pegasus recognizes revenues from its HCC service in the month in which the hotel stay occurs. In the immediate following month, Pegasus collects commissions from the hotels by the 12th business day of such month and pays commissions to travel agencies by the 15th business day of such month. If a hotel fails to deliver funds to the Company, the Company is not obligated to deliver commission payments on behalf of the hotel to travel agencies. HCC revenues also include amortization of a $2.0 million payment received by the Company in June 1993 in exchange for a five-year non-cancelable data processing contract. This payment was initially recorded as unearned income and is being recognized as revenue over the life of the contract. The amount of revenue recognized in 1997 and 1996 was approximately $471,000 and $431,000, respectively (See Note 11). For the years ended December 31, 1997 and 1996 and the period from acquisition to December 31, 1995, HCC revenues from hotels are presented net of commission payments to travel agencies of approximately $165,000,000, $105,000,000, and $39,820,000 respectively.

The Company offers two services, TravelWeb and NetBooker, that provide hotel reservation capability to individual travelers through the Internet. During 1996, Pegasus derived the substantial majority of its TravelWeb revenues from fees related to the creation of Web site pages for hotels and for maintaining these pages on the TravelWeb site. During 1997, the Company transitioned its fee structure to begin charging participating hotels subscription fees based on the number of their properties included in the database and transaction fees based on the number of net reservations made at their properties through the TravelWeb service. TravelWeb revenues declined by approximately $108,000 from 1996 to 1997 after this change. The Company also derives revenues through the sale of advertising space on the TravelWeb site. Pegasus realizes revenues from NetBooker, the Company's hotel room reservation service provided to third-party Web sites, by charging third-party Web sites an initial development and licensing fee and by charging hotels a fee based on the number of net reservations made through the NetBooker service.

Income taxes

The Company presents income taxes pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). FAS 109 uses an asset and liability approach to account for income taxes. In the event differences between the financial reporting basis and the tax basis of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for a portion or all of the deferred tax assets when there is sufficient uncertainty regarding the Company's ability to recognize the benefits of the assets in future years.

Advertising costs

Advertising and promotion-related expenses are charged to operations when incurred. Advertising expense for 1997, 1996 and 1995 was approximately $609,000, $613,000 and $173,000, respectively.

Financial instruments

The carrying amounts of the Company's financial instruments reflected in the consolidated balance sheets at December 31, 1997 and 1996 approximate their respective fair values.

Concentrations of credit risk

The Company's financial instruments exposed to concentrations of credit risk consist primarily of cash and receivables. Cash balances, exceeding the federally insured limits, are maintained in financial institutions; however, management believes the institutions are of high credit quality. The majority of receivables are due from companies which are well- established entities in the travel industry. Therefore, management considers the exposure from concentrations of credit risks to be limited.

Accounting for stock-based compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations. Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the fair market value of the Company's stock at the date of grant over the amount the employee must pay to acquire the stock. Pro forma disclosure of net income (loss) based on the provisions of FAS 123 is discussed at Note 9.

Stock splits

A one hundred-for-one stock split was effected in June 1996. All references in the consolidated financial statements to shares, share prices, per share amounts and stock plans have been adjusted retroactively for the one hundred-for-one stock split. Additional information is presented in Note 8.

In May 1997, the board of directors approved the declaration of a four-for-three stock split of the outstanding common and preferred stock effected in the form of a dividend to shareholders of record on the effective date of the Registration Statement on Form S-1 with respect to the Company's initial public offering (IPO) (see Note 8). Concurrent with the IPO, the number of authorized shares of common stock of the Company increased from 20 million to 100 million while the number of authorized shares of preferred stock remained two million. All references in the consolidated financial statements to shares, share prices, per share amounts and stock plans have been adjusted retroactively for the four-for-three stock split.

Foreign Currency Translation

The U.S. dollar is the functional currency for the Company's foreign operations. Gains and losses on the translation into U.S. dollars of amounts denominated in foreign currencies are included in net income.

Net income (loss) per share

The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128). FAS 128 simplifies the standards for computing EPS previously found in Accounting Principles Board No. 15, "Earnings per Share" (APB 15), and makes them comparable to international EPS standards by replacing the presentation of primary EPS with a presentation of basic EPS. The provisions and disclosure requirements for FAS 128 were required to be adopted for interim and annual periods ending after December 15, 1997, with restatement of EPS for prior periods. Accordingly, EPS data for all periods presented has been restated to reflect the computation of EPS in accordance with the provisions of FAS 128.

2. Reorganization

Effective in July 1995, the Company issued 4,934,667 shares of its common stock in exchange for all of the outstanding capital stock of THISCO and 83.3% of the outstanding capital stock of HCC (the Reorganization). Lodging Network, Inc.
(LNI) retained 210 shares of HCC preferred stock, representing a 16.7% minority ownership interest in HCC. In conjunction with the Reorganization, LNI was granted an option (LNI Option), expiring in July 1998, to exchange its 16.7% ownership interest in HCC for 448,667 shares of the Company's common stock. The LNI Option was subsequently canceled in June 1996, as part of the purchase of all of LNI's minority interest ownership in HCC by the Company (see Note 3). The Company incurred expenses of approximately $194,000 related to the Reorganization. Such expenses have been included in the general and administrative expenses in the Company's statement of operations for the year ended December 31, 1995.

The Reorganization brought THISCO and HCC together under the control of Pegasus and was initiated to integrate and expand the existing businesses of THISCO and HCC. Pegasus was formed immediately prior to the transaction for the purpose of combining the two operations into a single operating entity. Prior to the Reorganization, THISCO and HCC were primarily controlled by a common (though not identical) group of shareholders and a common management group. For accounting purposes, the Reorganization was treated as an acquisition of HCC and accounted for as a purchase business combination. Accordingly, the HCC assets acquired and liabilities assumed have been recorded at their fair values at the date of acquisition. The amount of the purchase price ($2.7 million) in excess of the fair value of net assets acquired has been recorded as goodwill and will be amortized on a straight-line basis over 15 years (see Note 3). The Company's consolidated financial statements include the consolidated accounts and operations of THISCO and HCC for all periods subsequent to the July 1995 acquisition date.

Prior to the Reorganization, HCC had a special bonus plan for the management of HCC. As part of the Reorganization, management of HCC agreed to forfeit its rights to participate in the bonus plan to HCC in return for a cash payment and the opportunity to purchase an aggregate of 283,333 shares of the Company's common stock for $570,874. Compensation expense in the amount of $570,874 related to this transaction has been included in the net loss for the year ended December 31, 1995. These shares are restricted and are subject to repurchase upon termination of employment (see Note 8).

3. Acquisition

In July 1995, the Company acquired 83.3% of HCC (the Acquisition) in exchange for 2,242,800 shares of the Company's common stock. HCC markets and operates an automated commission payment service which settles electronic bookings for travel agencies and hotel chains. HCC acts as a clearinghouse to consolidate, collect and pay member travel agent commissions for participating hotels.

The Acquisition was recorded under the purchase method of accounting, and accordingly, the results of operations of HCC for all periods subsequent to the Acquisition date are included in the accompanying consolidated financial statements. The fair value of HCC was determined based on certain arm's length equity transactions occurring shortly before the Reorganization. The purchase price of approximately $2,744,000 has been allocated to assets acquired and liabilities assumed based on estimated fair value at the date of the Acquisition. The approximate fair value of assets acquired and liabilities assumed at the date of acquisition, after giving effect to the write off of certain purchased research and development, is summarized as follows:

Current assets                                                   $    505,000
Software                                                         $  3,523,000
Property and equipment                                           $    245,000
Goodwill                                                         $  1,746,000
Other noncurrent assets                                          $     18,000
Current liabilities                                              $ (1,034,000)
Long-term liabilities                                            $ (2,089,000)
Minority interest                                                $ (1,393,000)

Approximately $1,223,000 was allocated to in-process research and development projects that at the time of the Acquisition had not reached technological feasibility and had no probable alternative future use. Such amount of in-process research and development was charged to expense at the date of acquisition. In addition, as indicated above, $3,523,000 was allocated to software and is being amortized over a three year period ending June 1998. The balance of the purchase price paid, approximately $1,746,000, was recorded as the excess of cost over the fair value of net assets acquired (goodwill) and is being amortized on a straight-line basis over a 15 year period ending June 2010.

Results of operations of HCC after the date of the Acquisition are included in the 1995 Consolidated Statement of Operations. Assuming the Acquisition took place at January 1, 1995, the pro forma net revenues would have been approximately $11,455,000, and the pro forma net loss would have been approximately $4,071,000. The pro forma information for 1995 includes adjustments for additional amortization based on the fair market value of the acquired software and the goodwill arising from the transaction. The pro forma financial information is not necessarily indicative of the operations as they would have been had the transaction been effected on the assumed date.

In June 1996, the Company purchased 210 shares of HCC preferred stock from LNI for $2,000,000 cash and 89,733 shares of Pegasus common stock. The 210 HCC preferred shares purchased represented a 16.7% minority ownership of HCC. After the purchase, Pegasus owned 100% of the outstanding shares of HCC. The transaction was accounted for as a purchase. The price paid in excess of the minority interest value of $1,445,245 on the date of purchase was approximately $833,000 and was accounted for as $119,000 of goodwill to be amortized ratably over a 15 year period, with the remaining excess allocated to $245,000 of in-process research and development costs and $469,000 of step-up in the fair value of capitalized software costs. Such amount of in-process research and development was charged to expense at the date of acquisition. The fair value of the Company's common stock given as consideration was determined using an independent valuation.

4. Accounts Receivable

HCC collects travel agents' commissions from hotel chains and, after retaining a portion of these commissions as a fee for services, remits the net commissions to the travel agents. At December 31, 1997 and 1996, trade accounts receivable were stated net of commissions of $14,309,063 and $8,149,815, respectively.

Net accounts receivable from affiliates included in the accompanying consolidated balance sheets were as follows at December 31:

                                                                       1997               1996
                                                                      ------             ------
Amounts due to THISCO from hotel chains                              $551,685           $702,612
Amounts due to TravelWeb from hotel chains                            173,591             11,152
Amounts due to HCC from hotel chains                                   37,744             34,606
Employee travel advances                                                8,953              6,035
Accounts receivable from affiliates                                  $771,973           $754,405

5. Property and Equipment
Property and equipment at December 31 consisted of the following:

                                                                      1997               1996
                                                                     ------             ------
Computer equipment                                                $ 4,985,455        $ 4,261,482
Furniture and equipment                                               677,183            640,507
Office equipment                                                      974,851            712,245
Leasehold improvements                                                 97,379             93,777
                                                                    6,734,868          5,708,011
Less: accumulated depreciation                                     (4,022,777)        (2,706,999)
Property and equipment, net                                       $ 2,712,091       $  3,001,012

In 1995, the Company purchased assets previously recorded as capital leases. These capitalized assets were being amortized over the life of the lease, which was due to expire in the first quarter of 1996. The Company financed the purchase of the assets and extended the assets' estimated lives by one year. The effect of these changes was to decrease net income during 1997 by $36,000, increase the net loss during 1996 by $72,000 and to decrease the net loss during 1995 by approximately $108,000.

6. Capital Leases

Assets recorded under capital leases, primarily consisting of computer equipment, are recorded at the lower of the present value of future minimum lease payments or the fair value of the asset. In 1995, the Company charged off $246,000 related to switch equipment which was considered obsolete. The assets were written down to the estimated salvage value of approximately $20,000. Total assets recorded under capital leases in 1997 and 1996 were approximately $3,747,000 and $3,829,000, respectively, net of accumulated amortization of $2,531,000 and $1,591,000, respectively. Amortization of assets under capital leases is included in depreciation and amortization expense.

Future minimum lease payments and related interest are as follows:
Year Ending December 31,

  1998                                                           $  1,193,469
  1999                                                                635,214
  2000                                                                 58,631
Aggregate minimum lease payments                                    1,887,314
Less: amount representing interest                                   (178,086)
                                                                    1,709,228
Less current portion                                               (1,048,179)
                                                                 $    661,049

Interest rates on capital leases range from approximately 7% to 15%. Interest expense on capital leases for the years ended December 31, 1997, 1996 and 1995 was approximately $277,000, $351,000 and $238,000, respectively.

7. Notes Payable to Affiliates

Notes payable to affiliates at December 31, 1996 consisted of the following:

                                                                                                           1996
                                                                                                           ----
Note payable to shareholder, bearing interest at prime plus 2.0% on the last day of the previous quarter (the prime rate at September 30, 1995 and 1996 was 8.75% and 8.25%,
  respectively); principal and accrued interest due in full June 30, 2001                               $4,261,482
Notes and accrued interest payable to shareholders, bearing interest at prime plus 1.0%;
  principal and accrued interest due in full July 21, 2000, (the prime rate at
  December 31, 1995 and 1996 was 8.5% and 8.25%, respectively)                                             554,474
Notes and accrued interest payable to shareholders, bearing interest at prime plus 1.0%;
  principal and accrued interest due in full July 21, 2000 (the prime rate at
  December 31, 1995 and 1996 was 8.5% and 8.25%, respectively)                                             573,129
                                                                                                         5,389,085
Less current portion                                                                                      (785,517)
                                                                                                        $4,603,568

In August 1997, the Company repaid all outstanding principal and accrued interest of the notes payable from the proceeds of the Company's initial public offering (see Note 8). Total principal and interest paid during 1997 was $5,253,662 and $456,932, respectively. During 1996, the Company paid interest totaling $478,000. Interest expense related to these notes was approximately $322,000, $539,000 and $578,000 during the years ended December 31, 1997, 1996 and 1995, respectively.

In July 1995, simultaneous with the acquisition of HCC, the Company negotiated new note agreements with all but one shareholder. The new note agreements, representing obligations of subsidiaries guaranteed by Pegasus, converted $450,000 in principal to additional paid-in capital, financed $255,203 of unpaid interest, reduced the interest rate from prime plus two percent to prime plus one percent and extended the due dates from December 31, 1995 to July 21, 2000. The note agreement related to the one shareholder which was not renegotiated was reduced in principal by $75,000 in exchange for Pegasus agreeing to guarantee the remaining THISCO debt.

The reduction of principal was recorded as a capital contribution.

8. Shareholders' Equity

During 1995, the Company issued 283,333 shares of restricted common stock to certain members of management in connection with the termination of the HCC special bonus plan (see Note 2). A compensation charge was recorded in 1995 for the fair value of the shares issued. For a period of three years from date of issuance, these shares cannot be sold. If an employee leaves the Company, the Company has the right to repurchase the shares at the lesser of fifty percent of the original purchase price or the current market value. During 1996, the Company repurchased 25,467 shares from a terminated employee.

As a result of the Reorganization, effective July 1995, certain shareholders exchanged shares of THISCO for shares of Pegasus. Additionally, in order to effect the purchase of HCC, the Company issued Pegasus shares to HCC shareholders in exchange for 83.3% of the outstanding capital stock of HCC. Some of the Pegasus shares exchanged for HCC shares were subject to repurchase. The repurchase was based upon an agreement by the HCC shareholders that some value for the HCC shares exchanged should be assigned based upon the number of transactions that an HCC shareholder committed to process through HCC in 1996. If a shareholder did not fulfill its commitment by processing the agreed number of transactions through HCC in 1996, the Company had the option to repurchase such shares for $0.01 per share. The total number of shares repurchased from each shareholder is based upon the percentage of their transaction commitment actually processed by HCC during 1996. Effective December 31, 1996, the Company repurchased 91,017 shares of the 477,733 shares subject to repurchase.

In conjunction with the Reorganization described in Note 2, LNI was granted an option, expiring in July 1998, to exchange its 210 shares of HCC preferred stock for 448,667 shares of the Company's common stock. The option was canceled in June 1996 in conjunction with the Company's purchase of LNI's minority interest in HCC.

In June 1996, the Company declared a one hundred-for-one stock split effected in the form of a stock dividend to stockholders of record on that date (See
Note 1). The number of common shares the Company is authorized to issue was also increased from 100,000 to 20 million and the number of authorized preferred shares was increased from 10,000 to 2 million.

In June 1996, Information Associates, L.P. and Information Associates, C.V. purchased 1,538,462 shares of the Company's Series A preferred stock (par value $0.01) for $4.88 per share or $7,500,005. Total shares outstanding increased from 5,191,249 (including the 89,733 issued to LNI as part of the purchase of minority interest in HCC) to 6,729,712 shares, with the Information Associates, L.P. and Information Associates, C.V. ownership. The Series A preferred shares carry special provisions which include: conversion rights to exchange one share of Series A preferred stock for one share of Pegasus common stock; the right to elect two of nine persons to the board of directors; preferred status as to the payment of any dividends that are declared by the board of directors; and preferred status in the event of any liquidation, dissolution or winding up of the corporation.

The Company completed an initial public offering (IPO) in August 1997. The Company's Registration Statement on Form S-1 (File No. 333-28595) with respect to the IPO was declared effective on August 6, 1997, and the Company's stock began trading on the Nasdaq National Market under the symbol PEGS on August 7, 1997. The Company sold 3,450,000 shares of common stock at a per share price of $13.00. Net proceeds to the Company, after deduction of the underwriting discount and estimated IPO expenses, were approximately $40.5 million. Selling shareholders also sold 659,000 shares at a per share price of $13.00. Net proceeds to the shareholders after deduction of the underwriting discount were approximately $8.0 million. The Company did not receive any proceeds from the sale of shares by the selling shareholders. Concurrent with the completion of the Company's IPO, a 4-for-3 split of the Company's outstanding common and Series A preferred stock was effected (See Note 1) and all outstanding shares of Series A preferred stock were converted into shares of common stock.

9. Stock-Based Compensation

The Company's 1996 stock option plan, as amended and restated, was approved by the board of directors and the shareholders in March 1997 and authorizes the grant of up to 866,667 shares of the Company's common stock in the form of incentive stock options (ISOs) and nonqualified stock options. The plan is administered and grant prices are determined by the Stock Option Committee of the board of directors (Committee). Options normally extend for a period of 10 years and under Committee policy become exercisable in installments of 25% per year commencing one year from the date of grant, or over a vesting period determined by the Committee. Shares granted come from the Company's authorized but unissued or reacquired common stock. In 1996, the Company issued to executives and employees options to purchase an aggregate of 771,740 shares of common stock. These options will become exercisable over a period of four years. In September 1997, options to purchase 44,000 shares of common stock at an exercise price of $15.30 were issued under the 1996 plan to executives and employees. The options will become exercisable over a period of four years.

The Company's 1997 stock option plan was approved by the board of directors and shareholders in March 1997 and authorizes the issuance of up to 333,333 shares of the Company's common stock in the form of ISO's and nonqualified stock options to employees of the Company. The board of directors amended the 1997 stock option plan in September 1997, subject to shareholder approval which is expected to occur at the 1998 annual shareholders meeting, to provide for the annual grant to the Company's non-employee directors of options to purchase the Company's common stock. In September 1997, options to purchase an aggregate of 203,000 shares of common stock at an exercise price of $15.30 were issued under the 1997 plan to executives and employees. Also, options to purchase an aggregate of 16,000 shares of common stock at the same exercise price of $15.30 were issued under the 1997 plan to non-employee directors. The executive and employee options will become exercisable over a period of four years. The non-employee director options will become exercisable at the 1998 annual shareholders meeting, which is a period of approximately eight months from the date of grant.

The Company has accounted for options issued in 1997 and 1996 under the 1997 and 1996 plans, using the intrinsic value method prescribed in APB 25. Accordingly, unearned compensation related to the options is being recognized ratably over the related vesting periods

The Company has adopted the disclosure-only provisions of FAS 123. As discussed in Note 1, the Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB 25. Accordingly, in 1997 and 1996 unearned compensation of $450,847 and $551,150, respectively, related to options is being recognized ratably over the vesting period for stock option grants with exercise prices which are less than fair market value of the stock at the date of grant. Compensation expense of $198,251 and $65,213 was charged to operations in 1997 and 1996, respectively.

There were no stock option awards granted prior to 1996; however, had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards issued in 1997 and 1996 consistent with the provisions of FAS 123, the Company's net income (loss) and net income
(loss) per share would have been increased to the pro forma amounts indicated below:

                                                  1997            1996
                                                  ----            ----
Net income (loss) - as reported                 $589,460       $(3,484,801)
Net income (loss) - pro forma                   $334,589       $(3,511,531)
Net income (loss) per share - as reported:
         Basic                                     $0.08            $(0.66)
         Diluted                                   $0.07            $(0.66)
Net income (loss) per share - as adjusted
 for pro forma impact of FAS 123:
         Basic                                     $0.05            $(0.67)
         Diluted                                   $0.04            $(0.67)

The weighted average fair value at date of grant for options granted during 1997 and 1996 was $8.51 and $1.22 per option. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

                                 1997        1996
                                 ----        ----
Dividend yield                     --          --
Expected volatility:
         Pre-IPO grants           0.0%        0.0%
         Post-IPO grants         65.0%         --
Risk-free rate of return          6.1%        6.5%
Expected life                     4.9 years   4.0 years

The following table summarizes activity under the Company's stock option plans during the years ended December 31, 1997 and 1996:

                                                          Weighted
                                                          Average
                                                          Price
                                              Options     Exercise Price    Per Share
                                              -------     --------------    ---------
Outstanding at December 31, 1995                    --          --                --
         Granted                               771,740     $2.01 -  $3.11      $2.39
         Canceled                                   --          --                --
Outstanding at December 31, 1996               771,740     $2.01 -  $3.11      $2.39
         Granted                               331,666     $5.25 - $15.30     $13.49
         Exercised                               1,333              $3.11      $3.11
         Canceled                               19,795     $3.11 - $15.30      $4.34
Outstanding at December 31, 1997             1,082,278     $2.01 - $15.30      $5.75
Options exercisable at December 31, 1997       263,434     $2.01 -  $3.11      $2.33

                  Options
                  Outstanding at      Remaining
Exercise Prices   December 31, 1997   Contractual Life
---------------   -----------------   ----------------
$ 2.01              503,333             8.0 years
$ 3.11              249,279             8.0 years
$ 5.25               53,333             8.0 years
$11.05 - $15.30     276,333             8.8 years

10. Income Taxes

Pretax income (loss) from continuing operations for the years ended December 31 was taxed under the following jurisdictions:

                          1997             1996             1995
                          ----             ----             ----
Domestic              $   519,459      $(3,528,503)     $(3,527,122)
Foreign                    97,917           58,702          (43,782)
                      -----------      -----------      -----------
                      $   617,376      $(3,469,801)     $(3,570,904)

Deferred taxes consisted of the following at December 31:

                                                         1997             1996
                                                         ----             ----
Deferred tax assets:
         Net operating loss carryforward             $  4,214,785      $ 4,975,949
         Bad debt reserves                                 26,473           15,234
         Depreciation and amortization                         --            1,896
         Stock option compensation expense                 81,873           22,172
         Rent expense                                      82,552           37,213
         Various expense accruals                          42,160           53,793
         Other                                             10,801            2,164
                  Total gross deferred tax assets       4,458,644        5,108,421
         Valuation allowance                           (4,312,266)      (4,549,452)
Deferred tax liabilities:
         Software amortization                            (79,850)        (558,969)
         Depreciation and amortization                    (66,528)              --
Net deferred tax asset                               $         --      $        --

The net deferred tax asset is fully reserved because of uncertainty regarding the Company's ability to recognize the benefit of the asset in future years. At December 31, 1997, 1996 and 1995, the Company had net operating loss carryforwards of approximately $12,396,000, $14,635,000, and $13,162,000, respectively, which begin to expire in 2003, if not previously utilized. Utilization of the net operating loss carryforwards may be limited by the separate return loss year rules and could be affected by ownership changes which have occurred or could occur in the future.

The components of the income tax provision for the years ended December 31 were as follows:

                                      1997         1996     1995
                                      ----         ----     ----
Current provision:
         Federal                  $ 51,525      $    --     $ --
         Foreign                    27,916       15,000       --
                                    79,441       15,000       --
Deferred provision (benefit):
         Federal                   (51,525)          --       --
Provision for income taxes        $ 27,916      $15,000     $ --

A reconciliation of taxes based on the federal statutory rate of 34.0% and the Company's effective rate for income taxes is summarized as follows for the years ended December 31:

                                      1997         1996         1995
                                      ----         ----         ----
Income taxes (benefit) at the
   federal statutory rate             34.0%       (34.0%)      (34.0%)
Valuation allowance                  (38.4%)       29.4%        19.8%
Permanent differences                  9.8%         5.1%        14.3%
Other, net                            (0.9%)       (0.5%)       (0.1%)
Provision for income taxes             4.5%         0.0%         0.0%

11. Commitments and Contingencies

The Company leases its corporate office space and certain office equipment under non-cancelable operating leases. The Company incurred rent expense of approximately $720,000, $697,000 and $318,000 in 1997, 1996 and 1995,
respectively.

Approximate future minimum lease payments at December 31, 1997, under non-cancelable operating leases with original terms exceeding one year, including the Pegasus UK operating lease translated at the rate in effect at December 31, 1997, were as follows:

Year Ending December 31,
1998                              $  612,000
1999                                 579,000
2000                                 557,000
2001                                 557,000
2002                                 552,000
Thereafter                                --
                                  $2,857,000

In June 1993, HCC received $2,000,000 from Citicorp in exchange for a five-year non-cancelable data processing contract and recorded the amount as deferred income. The non-cancelable contract requires Citicorp to process transactions and generate various reports in exchange for a processing fee. The contract requires HCC to maintain an annual minimum volume of transactions. If the annual minimum volume is not attained, HCC is required to pay Citicorp an additional processing fee for each transaction under the minimum volume. At the date of the Acquisition, there was approximately $1,583,000 of deferred income to be amortized over the remaining life of the contract according to the volume of guaranteed transactions, as defined by the contract. During 1997, 1996 and 1995, the Company recognized approximately $471,000, $431,000 and $210,000, respectively, of the deferred income. However, because the Company did not meet its annual minimum volume of transactions during 1995, it also recorded an additional processing fee of approximately $44,700 for the year ended December 31, 1995. In 1997 and 1996, the Company exceeded the annual minimum volume requirement.

In May 1997, the Company issued a warrant to a customer for the purchase of 345,723 shares of the Company's common stock as part of a five year contract involving a wide range of the Company's services. The warrant is exercisable during the two year period ended May 12, 1999 at an exercise price of $7.20 per share. The Company used the Black-Scholes option pricing model to value the warrant. A contract asset of $238,000 was recorded in May 1997, which is amortized ratably over the associated five year contract period.

12. Employee Benefit Plan

The Company sponsors a 401(k) defined contribution retirement plan (401(k)
Plan) covering full-time employees who have attained the age of twenty-one. Employees may elect to participate at the beginning of any calendar quarter after their hire date.

Effective January 1, 1995, the 401(k) Plan was amended to change the pro rata vesting schedule from two to five years. The sponsor can make discretionary matching contributions up to five percent of employees' annual contributions. During 1997, 1996 and 1995, the Company contributed approximately $217,000, $160,000 and $101,000, respectively, to the 401(k) Plan.

Prior to the Acquisition of HCC by THISCO, both companies participated in the 401(k) Plan. Accordingly, prior to the Acquisition, HCC contributed $18,000 in 1995.

13. Employee Stock Purchase Plan

In September 1997, the Company's Board of Directors adopted the Pegasus Systems, Inc. 1997 Employee Stock Purchase Plan subject to shareholder approval, which is expected to occur at the 1998 annual meeting of the Company's shareholders. The Company has reserved 500,000 shares of its common stock for purchase by its employees pursuant to the terms of this plan. Eligible participating employees of the Company may elect to have an amount up to, but not in excess of, 10% of their regular salary or wages withheld for the purpose of purchasing the Company's common stock. Under the 1997 Employee Stock Purchase Plan, an eligible employee who participates in the Plan will be granted an option at the beginning of each year of the Plan (the "Offering Commencement Date") to purchase at the end of that year (the "Offering Termination Date") shares of common stock using the amounts that have accumulated from the employee's payroll deductions made during that year at a price that is 85% of the closing price of the common stock on the Nasdaq National Market (or any other national securities exchange) on the Offering Commencement Date or the Offering Termination Date, whichever is lower.

14. Related Parties

As explained in Note 1, the Company derives a substantial portion of its revenue from shareholders and shareholder-owned companies through the operation of its international automated interface called Ultraswitch. Also, as a result of the Acquisition of HCC in July 1995, a significant portion of the Company's revenue is generated indirectly by shareholders as a function of the Company's role as the consolidator and payor of commissions to travel agencies. The Company receives a fee from hotels for consolidating and remitting commission payments to travel agencies on behalf of the hotel properties and receives a fee from travel agencies through the retention of a percentage of commission payments remitted to travel agencies. A summary of revenues is as follows:

                                              1997                       1996                       1995
                                     -----------------------    -----------------------    ----------------------
Source of Revenue                      Amount            %         Amount           %        Amount            %
                                     -----------       -----    -----------       -----    ----------       -----
Shareholders - direct                 $7,428,143        35.5%    $6,458,380        40.7%   $4,935,785        53.1%
Shareholders - indirect                8,315,868        39.8%     5,503,065        34.7%    2,450,326        26.4%
Total generated by shareholders
         directly and indirectly      15,744,011        75.3%    11,961,445        75.4%    7,386,111        79.5%
All other revenue                      5,159,405        24.7%     3,907,567        24.6%    1,909,617        20.5%
         Total                       $20,903,416       100.0%   $15,869,012       100.0%   $9,295,728       100.0%

A shareholder provides services to the Company, including facility management, consulting and software development. During 1997, 1996 and 1995, the Company recognized expense in the amount of approximately $488,000, $774,000 and $495,000, respectively, for those services.

Persons related to an officer of the Company have provided printing, design and procurement services to the Company. During 1997, 1996 and 1995, the Company paid approximately $6,000, $143,000 and $48,000, respectively, relating to these services, the majority of which related to capitalized furniture purchases.

15. Net Income (Loss) Per Share

In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128), was issued. FAS 128 specifies the computation, presentation and disclosure requirements for earnings per share (EPS) for entities with publicly held common stock or potential common stock. FAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application was not permitted. Once adopted, FAS 128 requires restatement of all prior-period EPS data presented. Basic net income (loss) per share for the years ended December 31, 1997, 1996 and 1995 has been computed in accordance with FAS 128 using the weighted average number of common shares outstanding after giving retroactive effect to the stock splits effected in August 1997 and June 1996.

Diluted net income per share for the year ended December 31, 1997 and diluted net loss per share for the years ended December 31, 1996 and 1995 give effect to all dilutive potential common shares that were outstanding during the periods. The Company has a net income for the year ended December 31, 1997; therefore, all options or warrants outstanding throughout the year were included in the diluted net income per share calculations when they were dilutive. The Company had a net loss for the years ended December 31, 1996 and 1995; therefore, none of the options outstanding at period ends were included in the diluted net loss per share calculations for years ended December 31, 1996 and 1995, since they were anti-dilutive.

The following table sets forth the basic and diluted net income (loss) per share computation for the year ended December 31:

                                                                                     1997            1996             1995
                                                                                     ----            ----             ----
Net income (loss)                                                                 $  589,640     $(3,484,801)     $(3,570,904)
Basic:
         Weighted average number of shares outstanding                             7,200,382       5,246,800        2,751,940
         Net income (loss) per share                                              $     0.08     $     (0.66)     $     (1.30)
Diluted:
         Weighted average number of shares outstanding                             7,200,382       5,246,800        2,751,940
         Additional weighted average shares from assumed conversion of dilutive convertible preferred stock to common stock,
                  net of shares to be repurchased with exercise proceeds             921,355              --               --
         Additional weighted average shares from assumed exercise
                  of dilutive stock options and warrants, net of shares to be
                  repurchased with exercise proceeds                                 554,315              --               --
         Weighted average number of shares outstanding used in
                  the diluted net income (loss) per share calculation              8,676,052       5,246,800        2,751,940
         Net income (loss) per share                                              $     0.07     $     (0.66)     $     (1.30)

There were no options or warrants outstanding at December 31, 1995. There were 1,538,462 shares of Series A preferred stock outstanding at December 31, 1996 which were not included in the computation of diluted EPS. None of the options granted during 1997 or 1996 were excluded from the diluted EPS calculation for the year ended December 31, 1997, as the average fair market value used in the period calculations was higher than the strike price of the underlying options or warrants. Options granted during 1996, which were not included in the computation of diluted EPS for the year ended December 31, 1996, were as follows:

                      Exercise Price
Number of Options     Per Share          Date of Grant     Expiration Date
-----------------     ---------          -------------     ---------------
450,000               $2.01              June 1996         December 2005
53,333                $2.01              December 1996     December 2005
268,400               $3.11              December 1996     December 2005

16. Subsequent Events

The Company completed a secondary offering ("Secondary") in February 1998. The Company's Registration Statement on Form S-1 with respect to the Secondary was declared effective February 11, 1998. The Company sold 280,321 shares of common stock at a per share price of $17.50. Net proceeds to the Company, after deduction of the underwriting discount and estimated Secondary expenses, were approximately $4.2 million. Selling shareholders also sold 2,134,679 shares at a per share price of $17.50. Net proceeds to the shareholders, after deduction of the underwriting discount, were approximately $35.2 million. The Company did not receive any proceeds from the sale of shares by the selling shareholders.

                      Reports of Independent Accountants

To the Board of Directors and Shareholders of Pegasus Systems, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and changes in shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Pegasus Systems, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for the two years ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Dallas, Texas
March 12, 1998

To the Board of Directors and Shareholders of Pegasus Systems, Inc.

We have audited the accompanying consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows of Pegasus Systems, Inc. and its subsidiaries (the Company) for the year ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the Company's results of operations and cash flows for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

BELEW AVERITT LLP

Dallas, Texas
March 2, 1996, except for Note 8,
as to which the date is August 6, 1997
and Note 15, as to which the date is
January 26, 1998