Form 10-K, Exhibit 13
period 1998-12-31
PEGASUS SYSTEMS INC
filed 1999-03-31
CIK 1040261

                                                                   EXHIBIT 13.1


                    SELECTED CONSOLIDATED FINANCIAL DATA(1)

The following selected consolidated financial data as of and for the years ended December 31, 1998 and 1997 and for the year ended December 31, 1996 are derived from the Consolidated Financial Statements of the Company that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this Annual Report. Selected consolidated financial data as of December 31, 1996 are derived from the Company's financial statements that have been audited by PricewaterhouseCoopers LLP, but are not included herein. The selected consolidated financial data as of and for the years ended December 31, 1995 and 1994 are derived from the Company's financial statements that have been audited by Belew Averitt LLP, independent accountants, but are not included herein. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements and Notes thereto.


(in thousands, except per share data)                1998          1997          1996           1995           1994
-------------------------------------              --------      --------      --------       --------       --------
Net revenues                                       $ 29,064      $ 20,903      $ 15,869       $  9,296       $  4,666
Net income (loss)                                     5,396           589        (3,485)        (3,571)          (423)
Net income (loss) per share(2)
   Basic                                               0.52          0.08         (0.66)         (1.30)         (0.56)
   Diluted                                             0.48          0.07         (0.66)         (1.30)         (0.56)
Working capital (deficit)                            44,398        38,397         2,068         (1,560)          (844)
Total assets                                         60,320        49,923        13,892         10,316          4,150
Long-term obligations, net of current portion            58           661         6,353          6,994          4,718
Total stockholders' equity (deficit)                 54,264        43,478         1,954         (2,380)        (2,649)

(1) The Company's selected consolidated financial data for 1994 consist of the accounts of The Hotel Industry Switch Company (THISCO), a wholly owned subsidiary of the Company. Selected consolidated financial data for periods thereafter reflect the operations of the Company, including the depreciation and amortization of the following:

     o Acquisition of 83.3% of the outstanding capital stock of The Hotel Clearing Corporation (HCC) in July 1995;
     o Acquisition of the remaining 16.7% of the outstanding capital stock of HCC in June 1996; and
     o   Acquisition of Driving Revenue L.L.C. (Driving Revenue) in August 1998.


     Amortization applicable to the acquisition of HCC totaled approximately $798,000, $1,534,000, $1,412,000 and $645,000 in 1998, 1997, 1996 and
     1995, respectively. Amortization applicable to Driving Revenue totaled approximately $125,000 in 1998.

(2) Certain net income (loss) per share amounts were retroactively adjusted for a one hundred-for-one stock split that occurred in June 1996 and a four-for-three stock split that occurred in August 1997. Such calculations reflect the adoption of Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128) in 1997. In accordance with FAS 128, all prior periods presented were restated.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. This Annual Report contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those discussed in the forward-looking statements as a result of certain factors including those set forth in the Company's filings with the Securities and Exchange Commission, including its Form 10-K for the fiscal year ended December 31, 1998.

OVERVIEW

Pegasus is a leading provider of transaction processing services to the hotel industry worldwide. The Company is organized based on the products and services offered through its three core businesses: Electronic Distribution, Commission Processing and Business Intelligence.

Pegasus Electronic Distribution. Services provided by the Electronic Distribution segment, consisting of the THISCO, TravelWeb, NetBooker and other Internet-based hotel reservation services, improve the efficiency and effectiveness of the hotel reservation process by enabling travel agents and individual travelers to electronically access hotel room inventory information and conduct reservation transactions.

THISCO provides an electronic interface between a hotel's central reservation system and the global distribution systems (GDS) that travel agents use to book hotel and airline reservations. Pegasus derives revenues from its THISCO service by charging its hotel participants a fee based on the number of reservations made, less the number cancelled ("net reservations"), and a fee for "status messages" processed through the THISCO service. Status messages are electronic messages sent by hotels to GDSs to update room rates, features and availability information in GDS databases. As a hotel's cumulative volume of net reservations increases during the course of the calendar year, its fee per transaction decreases after predetermined transaction volume hurdles have been met. As a result, for higher volume customers, unit transaction fees are higher at the beginning of the year, when cumulative transactions are lower. The Company recognizes revenues based on the fee per transaction that a customer is expected to pay during the entire year. This process of recognizing revenues creates a deferred revenue balance during early periods of the year, which is reflected in interim balance sheets. The deferred revenue balance created during the early periods of the year is fully utilized and eliminated by the end of each year. Additionally, Pegasus generally charges new participants in the THISCO service a one-time set-up fee for work associated with the implementation of the interface with the THISCO service. Revenue for these one-time set-up fees is recognized on a percentage of completion basis as the services are performed over the set-up period, which generally ranges from two to six months. The Company also charges certain GDSs a fee based on the number of net reservations to compensate for the management and consolidation of multiple interfaces.

TravelWeb provides hotel and airline reservation capabilities to individual travelers through the Internet (www.travelweb.com). Pegasus derives its TravelWeb revenues by charging participating hotels subscription fees based on the number of their properties included in the database and a combination of transaction fees or commissions. Transaction fees are based on the number of net reservations made at participating properties through the TravelWeb service, and commissions are based on the value of the guest stay for reservations booked through the TravelWeb service.

NetBooker is a private label version of the TravelWeb database and booking capability that Pegasus offers to third-party Web sites. Pegasus realizes revenues from NetBooker by charging third-party Web sites an initial development and licensing fee and by charging hotels a fee based on the number of net reservations made through the NetBooker service.

Pegasus Commission Processing. The Commission Processing segment, formerly referred to as HCC, is the global leader in hotel commission payment processing. Commission Processing services improve the efficiency and effectiveness of the commission payment process for participating hotels and travel agencies by consolidating payments and providing comprehensive transaction reports. Pegasus derives revenues from its Commission Processing service by charging a participating travel agency a fee based on a percentage of commissions paid to that agency through the HCC service. The Company also generally charges a participating hotel a fee based on the number of commissionable transactions arising from that hotel. Revenues from Commission Processing travel agency fees can vary substantially from period to period based on the types of hotels at which reservations are made and fluctuations in overall room rates. Pegasus recognizes revenues from its Commission Processing service in the month in which the hotel stay occurs. In the immediate following month, Pegasus collects commissions from the hotels by the 12th business day of such month and pays commissions to travel agencies by the 15th business day of such month. If a hotel fails to deliver funds to the Company, Pegasus is not obligated to deliver commission payments on behalf of the hotel to travel agencies.

Pegasus Business Intelligence. The Business Intelligence segment, formerly referred to as the Pegasus IQ service, provides data mining and reporting services for benchmark analysis and strategic planning for the hotel industry. Pegasus derives its Business Intelligence revenues by charging hotels fees for the development of hotel databases and for consulting services.

Historically, the Company has derived a majority of its revenues from Electronic Distribution and Commission Processing services. For the year ended December 31, 1998, approximately 42% of the Company's consolidated revenues was derived from Electronic Distribution services, approximately 55% of the Company's consolidated revenues was derived from Commission Processing services and approximately 3% of the Company's consolidated revenues was derived from Business Intelligence services. The Company has experienced substantial growth since its inception. Revenues increased at a compound annual rate of approximately 48% to $29.1 million in 1998 from $2.8 million in 1992, excluding 1992 revenues from the HCC service which was acquired in 1995. However, there can be no assurance that the Company will experience the same rate of revenue growth in the future. Any significant decrease in the rate of revenue growth could have a material adverse effect on the Company's financial condition and results of operations.

The Company has developed or is in the process of developing several new services to capitalize on its existing technology and customer base and to provide additional electronic hotel reservation capabilities and information services to existing Pegasus customers and to other participants in the hotel room distribution process. New services for Electronic Distribution include services that automate the processing of hotel bookings for large meetings and conventions and for corporate travelers. New services for Business Intelligence include data mining and reporting services for benchmark analysis and strategic planning for the hotel industry. The Company has not received a material amount of revenue from these services, and there can be no assurance that any of these services will produce a material amount of revenue in the future. The Company's future success will depend, in part, on its ability to:

    o    develop leading technologies;
    o    enhance its existing services;
    o develop and introduce new services that address the increasingly sophisticated and varied needs of its current and prospective customers; and
    o respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.

The Company's cost of services consists principally of personnel costs relating to information technology, facilities and equipment maintenance costs and fees paid to the Company's processing bank for the processing of travel agency commissions. Research and development costs consist principally of personnel costs, related overhead costs and fees paid to outside consultants. General and administrative expenses are primarily personnel, office, legal and accounting related. Marketing and promotion expenses consist primarily of personnel costs, advertising, amortization of customer incentive contracts, public relations and participation in trade shows and other industry events. Depreciation and amortization expense includes depreciation of computer equipment, office furniture, office equipment and leasehold improvements as well as amortization of software and goodwill. Interest expense includes interest on notes payable to certain stockholders of the Company and interest on payments made under capital equipment leases. Minority interest represents certain former minority interests in subsidiaries that have been wholly owned by the Company since June 1996.

YEARS ENDED DECEMBER 31, 1998 AND 1997

Net revenues. The Company's net revenues for 1998 increased to $29.1 million from $20.9 million in 1997, an increase of 39.0%. The increase in revenues was primarily driven by higher transaction levels for the Company's Electronic Distribution and Commission Processing services as well as revenue derived from new Business Intelligence services.

Electronic Distribution revenues increased 24.8% in 1998 compared to 1997 primarily due to an increase in the number of hotel reservations made through the Company's site on the Internet (www.travelweb.com) and an increase in the average fee earned per transaction. In addition, there was an increase in the number of hotel reservations made through other Internet sites that use the Company's NetBooker service. Also, more hotel companies paid fees to be listed in the Company's hotel database. Net reservations made through the Company's THISCO service increased by 22.6% in 1998 compared to 1997, but this increase was offset by a reduction in the average fee per reservation. As a result, net revenues from the THISCO service remained consistent with the prior year.

Commission Processing revenues increased 43.6% in 1998 compared to 1997 as a result of a 34.4% increase in the number of hotel commission transactions processed. The increase in the number of transactions was due in part to an increase in the number of hotel properties and travel agencies participating in the Commission Processing service. The value of commissions paid by the Company increased 48.5% in 1998 compared to 1997 because of an increase in the number of hotel commission transactions processed by the Company combined with an increase in the average value of the commissions processed. The average value of commissionable transactions processed by the Company increased due to rising overall average daily rates for hotel rooms as well as a higher proportion of transactions generated by full-service and luxury hotel chains. Net revenues arising from the increase in commissions paid was somewhat offset by a reduction in the average fee received from participating travel agencies for consolidating and remitting hotel commission payments.

Business Intelligence revenues were $903,000 for 1998 and consisted of fees charged to hotels for the development and maintenance of hotel databases and for consulting services.

Cost of services. Cost of services increased by $2.3 million, or 30.5%, to $9.7 million in 1998 from $7.4 million in 1997. Cost of services increased due to additional staffing, higher pay rates for technology personnel and the increased number of Commission Processing transactions, which added to the processing fees paid to the Company's processing bank.

Research and development; Write-off of purchased in-process R&D. Research and development expenses increased $1.7 million, or 65.9%, to $4.2 million in 1998 from $2.5 million in 1997. Excluding the effect of the one-time charge taken in 1998 for in-process research and development expenses relating to the acquisition of Driving Revenue L.L.C. (Acquisition), research and development expenses increased $170,000, or 6.8%, to $2.7 million in 1998 from $2.5 million in 1997. This increase was primarily due to expenditures relating to the development of Business Intelligence services. Based on a third party valuation, approximately $1.5 million of the Acquisition purchase price was allocated to in-process research and development projects that at the time of the Acquisition had not reached technological feasibility and had no probable alternative future use.

General and administrative expenses. General and administrative expenses increased $727,000, or 19.6%, to $4.4 million in 1998 from $3.7 million in 1997. The increase was primarily due to higher legal, accounting, insurance, printing and reporting costs associated with operating as a public company.

Marketing and promotion expenses. Marketing and promotion expenses increased $826,000, or 20.7%, to $4.8 million in 1998 from $4.0 million in 1997.
Marketing and promotion expenses grew primarily due to the addition of sales and marketing staff, the promotion of the TravelWeb service and amortization of new customer contract incentives.

Depreciation and amortization. Depreciation and amortization expenses decreased $327,000, or 10.8%, to $2.7 million in 1998 from $3.0 million in 1997. This decrease was primarily due to the final amortization of capitalized software related to the Company's acquisition of 83.3% of HCC's outstanding capital stock in 1995. The decrease was partially offset by the addition of amortization related to software purchased from Wetherly International in December 1997 and the addition of goodwill and software amortization related to the acquisition of Driving Revenue L.L.C. (Driving Revenue) in August 1998.

Interest income. Interest income increased $1.5 million to $2.5 million in 1998 from $994,000 in 1997. Interest income increased as a result of short-term investment of operating cash balances and of a portion of the proceeds from the Company's secondary public offering of its common stock in February 1998. In addition, 1998 included a full year of interest income earned on proceeds from the Company's initial public offering of common stock in August 1997.

Interest expense. Interest expense decreased $453,000, or 75.5%, to $147,000 in 1998 from $600,000 in 1997. The 1998 expense reflects payments made under capital equipment leases. The 1997 expense consisted of interest accrued on promissory notes payable to certain Company stockholders as well as interest accrued on payments made under capital equipment leases. The Company repaid all of its promissory notes in August 1997 using a portion of the proceeds from its initial public offering.

Income taxes. Income taxes for 1998 reflect state and foreign income taxes payable as the Company was able to realize the benefit of its federal net operating loss carryforwards. In the fourth quarter of 1998, the Company released a significant portion of the valuation allowance as management believes it is more likely than not that the net deferred tax asset will be realized. Income taxes for 1997 reflect foreign income taxes payable with respect to the taxable earnings of the Company's United Kingdom subsidiary, which reports earnings on a cost-plus basis. In 1997, the net deferred tax asset was fully reserved because of uncertainty regarding the Company's ability to realize the benefit of the asset in future years.

YEARS ENDED DECEMBER 31, 1997 AND 1996

Net revenues. The Company's net revenues for 1997 increased to $20.9 million from $15.9 million in 1996, an increase of 31.7%. The increase in revenues was primarily driven by higher transaction levels for the Company's Electronic Distribution and Commission Payment services.

Electronic Distribution revenues increased 21.2% in 1997 compared to 1996. Net reservations made through the Company's THISCO service increased 25.7% in 1997 compared to 1996. Revenues contributed by the Company's TravelWeb service decreased by 7.7% in 1997 compared to 1996. This decrease was primarily a result of the transition from revenues based on Web page building and maintenance fees to revenues based on monthly subscription fees and booking fees per net reservation.

Commission Processing revenues increased 42.8% as a result of a 38.0% increase in hotel commission transactions processed during 1997 compared to 1996. The increase in the number of transactions was due in part to the addition of hotel properties, including those of Marriott Corporation, and travel agencies participating in the Commission Processing service. The net revenues to the Company per commissionable transaction increased in 1997 because of an increase in overall average daily rates for hotel rooms.

Cost of services. Cost of services increased by $1.2 million, or 20.1%, to $7.4 million in 1997 from $6.2 million in 1996. Cost of services increased due to additional staffing in support of the Company's Electronic Distribution and Commission Processing services and the increased number of Commission Processing transactions, which added to the processing fees paid to the Company's processing bank.

Research and development; Write-off of purchased in-process R&D. Research and development expenses increased $298,000, or 13.5%, to $2.5 million in 1997 from $2.2 million in 1996. Excluding the effect of the one-time charge taken in 1996 for in-process research and development expenses relating to the acquisition of HCC, research and development expenses increased $543,000, or 27.7%, to $2.5 million in 1997 from $2.0 million in 1996. This increase was primarily due to additional work on TravelWeb including the development of the hotel database.

General and administrative expenses. General and administrative expenses decreased $84,000, or 2.2%, to $3.7 million in 1997 from $3.8 million in 1996. This decrease was primarily due to a number of non-recurring expenses incurred in 1996 associated with the closing of a financial transaction.

Marketing and promotion expenses. Marketing and promotion expenses increased $1.2 million, or 41.5%, to $4.0 million in 1997 from $2.8 million in 1996. Marketing and promotion expenses grew primarily due to the addition of sales and marketing staff, the promotion of TravelWeb and, to a lesser degree, the promotion of the other Electronic Distribution services and Commission Processing services.

Depreciation and amortization. Depreciation and amortization expenses decreased $409,000, or 11.9%, to $3.0 million in 1997 from $3.4 million in 1996. This decrease was primarily due to the 1996 completion of amortization for a number of software development projects that had been previously capitalized.

Interest income. During 1997, the Company realized $994,000 in interest income as a result of short-term investment of operating cash balances and of the proceeds from its initial public offering.

Interest expense. Interest expense decreased $293,000, or 32.8%, to $600,000 in 1997 from $893,000 in 1996. The expense reflects interest accrued on promissory notes payable to certain stockholders of the Company and interest accrued on payments made under capital equipment leases. Interest expense decreased primarily due to the repayment of all promissory notes in August 1997 using proceeds from the Company's initial public offering of common stock.

Income taxes. Income taxes reflect foreign income taxes payable with respect to the taxable earnings of the Company's United Kingdom subsidiary, which reports earnings on a cost-plus basis.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity at December 31, 1998 included cash and cash equivalents of $25.0 million, short-term investments of $15.8 million and restricted cash of $2.1 million. Restricted cash represents funds for travel agency commission checks that have not cleared the processing bank and are returned to the Company. The portion of restricted cash not remitted to travel agents will be escheated to the appropriate state, as required. The Company has financed its cash requirements for investments in equipment primarily through cash generated from operations, the sale of capital stock and capital lease financing.

Working capital increased from $38.4 million in 1997 to $44.4 million in 1998, and net cash provided by operating activities increased from $2.8 million in 1997 to $6.8 million in 1998 due to the Company's improved operating performance.

Capital expenditures consist of purchases of software, furniture and equipment and amounted to $1.7 million in 1998 compared to $1.6 million in 1997. In addition, the Company acquired no equipment under capital leases in 1998 compared with $79,000 in 1997. Additional uses of cash for investing activities in 1998 included the purchase of Driving Revenue, strategic equity investments and marketable securities.

The Company completed an initial public offering of its common stock in August 1997, raising proceeds of $40.5 million, net of offering expenses. Approximately $5.2 million of the proceeds was used to repay notes payable to stockholders and to repay certain lease obligations. The remainder of the proceeds was placed in short-term marketable securities. The Company completed a secondary offering of its common stock in February 1998, raising net proceeds to the Company of $4.2 million. A portion of the proceeds was used to repay certain lease obligations, with the remaining proceeds placed in short-term marketable securities.

The Company does not believe that inflation has materially impacted results of operations during the past three years. Substantial increases in costs and expenses could have a significant impact on the Company's results of operations to the extent such increases are not passed along to customers.

The Company believes that there are sufficient funds available from operations to adequately manage the expansion of the business in the foreseeable future.

YEAR 2000 COMPLIANCE

The Year 2000 computer issue is primarily the result of information technology
(IT) and non-IT systems and programs with date sensitive devices, such as embedded chips or code, using only the last two digits to refer to a year. The failure of these devices to interpret dates beyond the year 1999 could cause a system failure or other errors, with the resultant disruption in the operation of such systems.

State of readiness. Beginning in July 1997, the Company established internally staffed project teams to address Year 2000 issues related to the services provided to customers as well as any IT and non-IT internal systems supporting the Company's operations. The Company is currently in the process of testing and upgrading, if necessary, its systems and processes to comply with the requirements of the Year 2000 date transition. Company personnel are researching internal IT and non-IT hardware, software and data issues related to dates and date range processing, and each product line is undergoing extensive internal and external testing. Any non-compliant hardware or software discovered during testing will be upgraded or replaced. This process includes contacting material third-party suppliers and customers to assess their Year 2000 readiness. The following is a table showing the Company's state of Year 2000 readiness based on management's assessment:

                               STATE OF READINESS

                  Internal IT and Non-IT Systems and Equipment


                                                                       Percent             Estimated
                                Phase                                 Complete          Completion Date
                                -----                                 --------          ---------------
       Awareness...............................................         100%               Complete
       Assessment of changes required..........................         100%               Complete
       Remediation or replacement..............................          90%               June 1999
       Testing.................................................          85%               June 1999
       Contingency planning....................................          50%               June 1999


                 Suppliers, Customers and Third-Party Providers


                                                                       Percent             Estimated
                                Phase                                 Complete          Completion Date
                                -----                                 --------          ---------------
       Awareness...............................................         100%               Complete
       Assessment questionnaires...............................         100%               Complete
       Detail assessment review with third-party providers.....          75%               June 1999
       Contract review.........................................          75%               June 1999
       Contingency planning....................................          50%               June 1999
       Testing as applicable...................................          85%               June 1999


Costs. During 1998 and 1997, the Company expensed approximately $258,000 and $108,000, respectively, in labor costs associated with its Year 2000 efforts. In 1999, labor costs related to Year 2000 efforts are expected to be less than those incurred in 1998 and comparable to those incurred in 1997. In addition, the Company anticipates incurring approximately $13,000 for the lease of additional testing hardware in 1999. In 1998, the Company capitalized $48,000 of computer equipment. This computer equipment was purchased to address the Year 2000 issue, and upon the completion of Year 2000 testing it is anticipated that such equipment will be used to support the growth of current systems. The Company does not anticipate incurring a material amount of additional costs related to the purchase of IT or non-IT systems hardware for the purpose of addressing the Year 2000 issue. Cash required to fund these matters is expected to be generated from operations. To date, no IT development projects have been delayed due to Year 2000 remediation efforts.

Risk/Contingency Plans. Even though the Company is undertaking efforts to ensure that all its systems and programs are Year 2000 compliant, the Company has no control over services, functions and data provided by third-party vendors and others which may result in the inability to provide services. The Company has contacted and is working with its material customers and vendors to verify their degree of Year 2000 compliance. The Company has requested end-to-end testing with those systems that interface with the Company's systems. However, the Company has no control over Year 2000 compliance for third parties. To date, the Company has received responses from substantially all of its material third-party customers and vendors. The extent to which third-party customers and vendors do not become Year 2000 compliant in a timely manner may have a material adverse effect on the Company's cash flow and results of operations.

The Company derives nearly all of its revenues from processing electronic reservations or consolidating hotel commissions electronically. The inability or limitation of its ability to process electronic reservations or consolidate hotel commissions due to Year 2000 problems would have a material impact on the Company's revenues and cash flow. Due to the electronic medium used by the Company to conduct the majority of its business, any interruption or outage of telecommunications, electricity or other basic utility services may also adversely impact the Company's ability to do business. As discussed above, the Company has begun its efforts to evaluate the readiness of these critical suppliers.

The Company services the travel industry and is dependent on the continued health of the industry. Any general disruption of travel due to Year 2000 issues that adversely affects other travel vendors such as airlines, hotels and travel agency systems would also have a material adverse effect on the Company's cash flows and results of operations.

The Company is in the early phase of developing contingency plans and determining the extent of such plans.

RECENTLY ISSUED ACCOUNTING STANDARDS

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Accordingly, the Company will adopt SOP 98-1 in its 1999 annual financial statements. The Company does not believe the adoption of SOP 98-1 will have a material impact on the Company's results of operations or financial condition.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivative instruments are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction. FAS 133 is effective for the Company's first quarter financial statements in fiscal 2000. The Company is not currently involved in derivative instruments or hedging activities, and therefore, will measure the impact of this statement as it becomes necessary.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Pegasus Systems, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and changes in stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Pegasus Systems, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Dallas, Texas
February 2, 1999

                             PEGASUS SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                     ASSETS


                                                                            1998               1997
                                                                        ------------       ------------
Cash and cash equivalents ........................................      $ 25,002,185       $ 30,166,793
Restricted cash ..................................................         2,106,676          1,286,032
Short-term investments ...........................................        15,768,400          9,380,050
Accounts receivable, net of allowance for doubtful accounts of
$98,633 and $77,860, respectively ................................         3,687,518          1,972,135
Other current assets .............................................         3,689,254          1,232,874
                                                                        ------------       ------------
            Total current assets .................................        50,254,033         44,037,884
Capitalized software, net ........................................           869,619          1,183,453
Property and equipment, net ......................................         2,635,068          2,712,091
Goodwill, net of accumulated amortization of $522,018 and
  $303,815, respectively .........................................         4,238,071          1,560,900
Other noncurrent assets ..........................................         2,323,620            428,981
                                                                        ------------       ------------
            Total assets .........................................      $ 60,320,411       $ 49,923,309
                                                                        ============       ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities .........................      $  4,715,018       $  4,048,343
Unearned income ..................................................           258,667            477,688
Current portion of capital lease obligations .....................           535,072          1,048,179
Customer deposits ................................................           347,422             66,694
                                                                        ------------       ------------
          Total current liabilities ..............................         5,856,179          5,640,904
Capital lease obligations, net of current portion ................            57,634            661,049
Other noncurrent liabilities .....................................           142,380            143,612
Commitments and contingencies (Note 11) ..........................                --                 --
Stockholders' equity:
     Preferred stock, $.01 par value; 2,000,000 shares authorized;
          Zero shares issued and outstanding .....................                --                 --
     Common  stock,  $.01 par value; 50,000,000 shares authorized,
          10,653,371 and  10,297,529 shares issued,
          respectively ...........................................           106,533            102,975

      Additional paid-in capital .................................        63,383,905         58,120,337
      Unearned compensation ......................................          (615,636)          (738,533)
      Accumulated deficit ........................................        (8,584,246)       (13,980,697)
      Less treasury stock (116,484 shares, at cost) ..............           (26,338)           (26,338)
                                                                        ------------       ------------
          Total stockholders' equity .............................        54,264,218         43,477,744
                                                                        ------------       ------------
          Total liabilities and stockholders' equity .............      $ 60,320,411       $ 49,923,309
                                                                        ============       ============



          See accompanying notes to consolidated financial statements.

                             PEGASUS SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                1998               1997               1996
                                            ------------       ------------       ------------
Net revenues (Note 1) ................      $ 29,064,467       $ 20,903,416       $ 15,869,012
Cost of services .....................         9,716,854          7,445,271          6,199,058
Research and development .............         2,673,628          2,504,074          1,961,055
Write-off of purchased in-process
  research and development (Note 3) ..         1,480,085                 --            244,600
General and administrative expenses ..         4,442,557          3,715,547          3,799,199
Marketing and promotion expenses .....         4,823,787          3,998,054          2,824,633
Depreciation and amortization ........         2,689,867          3,016,619          3,425,678
                                            ------------       ------------       ------------
Operating income (loss) ..............         3,237,689            223,851         (2,585,211)
Other income (expense):
  Interest income ....................         2,503,265            993,592            114,150
  Interest expense ...................          (146,879)          (600,067)          (893,177)
                                            ------------       ------------       ------------
Income (loss) before income taxes
  and minority interest ..............         5,594,075            617,376         (3,364,238)
Income taxes .........................           197,624             27,916             15,000
                                            ------------       ------------       ------------
Income (loss) before minority interest         5,396,451            589,460         (3,379,238)
Minority interest ....................                --                 --           (105,563)
                                            ------------       ------------       ------------
Net income (loss) ....................      $  5,396,451       $    589,460       $ (3,484,801)
                                            ============       ============       ============
Basic net income (loss) per share:
  Basic ..............................      $       0.52       $       0.08       $      (0.66)
                                            ============       ============       ============
  Diluted ............................      $       0.48       $       0.07       $      (0.66)
                                            ============       ============       ============
Weighted average shares outstanding:
  Basic ..............................        10,460,947          7,200,382          5,246,800
                                            ============       ============       ============
  Diluted ............................        11,196,895          8,676,052          5,246,800
                                            ============       ============       ============


          See accompanying notes to consolidated financial statements.

                             PEGASUS SYSTEMS, INC.

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996





                                PREFERRED STOCK                       COMMON STOCK                ADDITIONAL

                            NUMBER OF                         NUMBER OF                            PAID-IN              UNEARNED
                              SHARES          AMOUNT            SHARES           AMOUNT            CAPITAL            COMPENSATION
Balance at
  December 31,
  1995 ...............          --          $      --          5,218,000      $     52,180       $  8,652,969      $      --
                        ----------            -------        -----------          --------        -----------       --------

Issuance of
  preferred
  stock to
  Information
  Associates,
  L.P. and
  Information
  Associates,
  C.V. ................  1,538,463             15,385                 --                --          7,484,620             --

Issuance
  of
  common
  stock for
  purchase
  of minority
  interest ............         --                 --             89,733               897            277,725             --

Purchase of
  treasury stock.......         --                 --                 --                --                 --             --

Issuance of
  compensatory
  stock options .......         --                 --                 --                --            551,150       (485,937)

Proceeds from
  stock
  subscription ........         --                 --                 --                --              1,900             --

Net loss ..............         --                 --                 --                --                 --             --
                        ----------            -------        -----------          --------        -----------       --------

Balance at
  December 31,
  1996 ................  1,538,463             15,385          5,307,733            53,077         16,968,364       (485,937)
                        ----------            -------        -----------          --------        -----------       --------
Conversion of
  preferred
  stock to
  common stock ........ (1,538,463)           (15,385)         1,538,463            15,385                 --             --

Initial
  public
  offering ............        --                 --           3,450,000            34,500         40,459,000             --




                                          TREASURY STOCK
                                   NUMBER OF                          ACCUMULATED
                                     SHARES             AMOUNT          DEFICIT            TOTAL
Balance at
  December 31,
  1995 ................                  --           $    --       $(11,085,356)      $ (2,380,207)
                                   ---------          -------       ------------       ------------

Issuance of
  preferred
  stock to
  Information
  Associates,
  L.P. and
  Information
  Associates,
  C.V. ...............                   --                --                 --          7,500,005

Issuance
  of
  common
  stock for
  purchase
  of minority
  interest ...........                   --                --                 --            278,622

Purchase of
  treasury stock ......            (116,484)          (26,338)                --            (26,338)

Issuance of
  compensatory
  stock options .......                  --                --                 --             65,213

Proceeds from
  stock
  subscription ........                  --                --                 --              1,900

Net loss ..............                  --                --         (3,484,801)        (3,484,801)

Balance at
  December 31,
  1996 ................            (116,484)          (26,338)       (14,570,157)         1,954,394
                                   ---------          -------       ------------       ------------

Conversion of
  preferred
  stock to
  common stock ........                  --                --                 --                 --

Initial
  public
  offering ............                  --                --                 --         40,493,500



Warrants issued
  for contract........       --              --                 --                --            238,000                 --

Issuance of
  compensatory
  stock options.......       --              --                 --                --            450,847           (252,596)

Exercise stock
  options.............       --              --              1,333                13              4,126                 --

Net income............       --              --                 --                --                 --                 --
                          -----           -----         ----------      ------------       ------------       ------------
Balance at
  December 31,
  1997..................     --              --         10,297,529           102,975         58,120,337           (738,533)
                          -----           -----         ----------      ------------       ------------       ------------
Secondary
  offering..............     --              --            280,321             2,803          4,222,493                 --

Windfall tax
  benefit of
  stock options.........     --              --                 --                --            403,532                 --

Issuance of
  compensatory
  stock options.........     --              --                 --                --            240,928             28,176

Forfeitures of
  compensatory
  stock options.........     --              --                 --                --            (94,721)            94,721

Exercise stock
  options...............     --              --             63,875               639            330,592                 --

Issuance for
  stock purchase
  plan..................     --              --             11,646               116            160,744                 --

Net income............       --              --                 --                --                 --                 --
                          -----           -----         ----------      ------------       ------------       ------------
Balance at
  December 31,
  1998..................     --           $  --         10,653,371      $    106,533       $ 63,383,905       $   (615,636)
                          =====           =====         ==========      ============       ============       ============






Warrants issued
  for contract..........            --                 --                 --            238,000

Issuance of
  compensatory
  stock options.........            --                 --                 --            198,251

Exercise stock
  options...............            --                 --                 --              4,139

Net income..............            --                 --            589,460            589,460
                              --------       ------------       ------------       ------------

Balance at
  December 31,
  1997..................      (116,484)           (26,338)       (13,980,697)        43,477,744
                              --------       ------------       ------------       ------------
Secondary
  offering..............            --                 --                 --          4,225,296

Windfall tax
  benefit of
  stock options.........            --                 --                 --            403,532

Issuance of
  compensatory
  stock options.........            --                 --                 --            269,104

Forfeitures of
  compensatory
  stock options                     --                 --                 --                 --

Exercise stock
  options...............            --                 --                 --            331,231

Issuance for
  stock purchase
  plan..................            --                 --                 --            160,860

Net income..............            --                 --          5,396,451          5,396,451
                              --------       ------------       ------------       ------------
Balance at
  December 31,
  1998..................      (116,484)      $    (26,338)      $ (8,584,246)      $ 54,264,218
                              ========       ============       ============       ============


          See accompanying notes to consolidated financial statements.

                             PEGASUS SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996



                                                                            1998                1997                 1996
                                                                        -----------          ------------         ------------
Cash flows from operating activities:
  Net income (loss) ...............................................     $  5,396,451         $    589,460         $ (3,484,801)

  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Minority interest .............................................               --                   --              105,563
    Accrued interest reclassified to notes payable ................               --               58,049               91,927
    Windfall tax benefit from employee exercise of
     non-qualified stock options ..................................          403,532                   --                   --
    Write off of in-process research and development costs ........        1,480,085                   --              244,600
    Adjustment for discontinued software projects .................               --                   --              316,698
    Loss (gain) on sale of equipment ..............................            4,821                  (53)               9,564
    Depreciation and amortization .................................        2,689,867            3,016,619            3,425,678
    Deferred income taxes .........................................       (2,084,625)                  --                   --
    Decrease goodwill due to release of valuation allowance .......        1,467,246                   --                   --
    Recognition of stock option compensation ......................          269,104              198,251               65,213
    Other .........................................................           27,615                3,359                   --
    Changes in assets and liabilities:
      Restricted cash .............................................         (820,644)            (595,826)            (360,029)
      Accounts receivable .........................................       (1,566,348)            (292,779)            (284,104)
      Other current and noncurrent assets .........................         (807,830)          (1,203,609)            (156,931)
      Accounts payable and accrued liabilities ....................          794,456            1,425,801              748,481
      Unearned income .............................................         (413,840)            (463,488)            (431,373)
      Other noncurrent liabilities ................................            9,030               23,904              119,709
                                                                        ------------         ------------         ------------
        Net cash provided by operating activities .................        6,848,920            2,759,688              410,195
                                                                        ------------         ------------         ------------
Cash flows from investing activities:
  Purchase of software, property and equipment ....................       (1,729,950)          (1,594,401)            (495,100)
  Proceeds from sale of software, property and equipment ..........           29,887                1,075              133,134
  Purchase of marketable securities ...............................      (33,832,343)         (11,486,932)          (2,705,076)
  Proceeds from sale of marketable securities .....................       27,416,378            4,808,599                   --
  Purchase of Driving Revenue L.L.C. ..............................       (5,998,366)                  --                   --
  Purchase of equity interest in investees ........................       (1,500,000)                  --                   --
                                                                        ------------         ------------         ------------
        Net cash used in investing activities .....................      (15,614,394)          (8,271,659)          (3,067,042)
                                                                        ------------         ------------         ------------
Cash flows from financing activities:
  Proceeds from issuance of stock .................................        4,717,387           40,497,639            7,500,005
  Purchase of minority interest ...................................               --                   --           (2,000,000)
  Repayments on notes payable to affiliates .......................               --           (5,447,133)            (235,000)
  Repayments of capital leases ....................................       (1,116,521)          (1,171,966)            (974,969)
  Purchase of treasury stock ......................................               --                   --              (26,338)
  Proceeds from stock subscription ................................               --                   --                1,900
  Proceeds from line of credit ....................................               --                   --              175,000
  Repayment of line of credit .....................................               --                   --             (175,000)
  Proceeds from capital leases ....................................               --                3,913               93,729
                                                                        ------------         ------------         ------------
      Net cash provided by financing activities ...................        3,600,866           33,882,453            4,359,327
                                                                        ------------         ------------         ------------
Net increase (decrease) in cash and cash equivalents ..............       (5,164,608)          28,370,482            1,702,480
Cash and cash equivalents, beginning year .........................       30,166,793            1,796,311               93,831
                                                                        ------------         ------------         ------------
Cash and cash equivalents, end of year ............................     $ 25,002,185         $ 30,166,793         $  1,796,311
                                                                        ============         ============         ============
Supplemental disclosure of cash flow information:

  Interest paid ...................................................     $    144,833         $    601,787         $    858,017
                                                                        ============         ============         ============
  Income taxes paid ...............................................     $    256,288         $     17,916         $         --
                                                                        ============         ============         ============
Supplemental schedule of noncash investing and financing activities:
  Acquisition of equipment under capital leases ...................     $         --         $     79,144         $  1,045,988
                                                                        ============         ============         ============
  Issuance of common stock for acquisitions (Notes 3 and 8) .......     $         --         $         --         $    278,622
                                                                        ============         ============         ============
  Common stock warrants issued in exchange for customer
     contract asset ...............................................     $         --         $    238,000         $         --
                                                                        ============         ============         ============



          See accompanying notes to consolidated financial statements.

                             PEGASUS SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BACKGROUND

In July 1995, Pegasus Systems, Inc. (Pegasus or the Company) was formed as a Delaware holding company to combine the operations of two existing companies operating in the same industry, The Hotel Industry Switch Company (THISCO) and The Hotel Clearing Corporation (HCC). For accounting purposes, the combination was recorded as a purchase of HCC.

CONSOLIDATION

The accompanying financial statements include the consolidated accounts of Pegasus and its wholly owned subsidiaries: THISCO, HCC, Pegasus IQ, Inc. (Pegasus IQ) and Driving Revenue L.L.C. (Driving Revenue) (collectively, the Company or Pegasus) THISCO is consolidated with its wholly owned subsidiary, TravelWeb, Inc. (TravelWeb), and HCC is consolidated with its wholly owned subsidiary, Pegasus Systems Inc. (UK) Limited (Pegasus UK). All significant intercompany balances have been eliminated in consolidation.

THISCO was formed in September 1988 as a Delaware corporation. The Company's THISCO service provides an electronic interface from hotel central reservation systems to travel agencies through Global Distribution Systems (GDSs), which are electronic travel information and reservation systems such as SABRE.

HCC, acquired by the Company in July 1995, was formed in July 1991 as a Delaware corporation. The Company's HCC service consolidates commissions paid by participating hotels to a participating travel agency into a single monthly payment and provides participants with comprehensive transaction reports. Hotel properties and travel agencies worldwide utilize the HCC service to increase efficiency and reduce costs associated with preparing, paying and reconciling hotel room reservation commissions.

Pegasus UK, a wholly-owned subsidiary of HCC, was formed in September 1993 in England to market and provide services for travel agents and hotel chains operating in Europe, Africa and Asia.

TravelWeb was formed in October 1995 as a Delaware corporation. The Company's TravelWeb service provides individual travelers direct access to online hotel information and the ability to make reservations electronically at hotel properties. In addition, through its NetBooker service, the Company offers TravelWeb's comprehensive hotel database and Internet hotel reservation capabilities to third-party Web sites.

Pegasus IQ was formed in November 1997 as a Delaware corporation. Pegasus IQ is expected to provide a wide array of hotel industry data, research and reporting services for benchmark analysis and strategic planning purposes.

Driving Revenue, acquired by the Company in August 1998 (Note 3), is a hotel database marketing and consulting firm.

MANAGEMENT ESTIMATES

In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

RESTRICTED CASH

Funds for travel agency commission checks which have not cleared the Company's processing bank after certain time periods are returned to the Company. Any amounts which are not remitted to travel agents will be escheated to the appropriate state, as required.

INVESTMENTS IN DEBT SECURITIES

Marketable securities held by the Company at December 31, 1998 and 1997 are classified as held-to-maturity and consist of corporate debt securities that mature in less than one year. At December 31, 1998 and 1997 the amortized cost of corporate debt securities was $15,768,400 and $9,380,050, respectively. As of December 31, 1998 and 1997, the aggregate fair market value of the held-to-maturity securities was not materially different from their carrying values. The gross unrealized gains and losses by type of security were not material.

CAPITALIZED SOFTWARE

All costs incurred in the internal development of computer software used in delivery of the Company's services are expensed until a product design and a working model of the software have been tested and completed. Thereafter, any further development or production costs are capitalized until the software is placed into service. Maintenance and customer support costs are expensed when incurred. Capitalized software development costs are amortized on a product-by-product basis using the greater of the amount computed by the ratio of current year net revenue to estimated future net revenue, or the amount computed by the straight-line method over a period which approximates the estimated economic life of the products. In the event unamortized software costs exceed the net realizable value of the software, the excess is recognized in the period the excess is determined. Additionally, capitalized software includes software purchased from third parties used in the operations of the Company.

Prior to 1996, capitalized costs were being amortized over three to five years using the straightline method. However, in 1996 the Company changed the estimated life of all capitalized software costs to three years. The effect of this change in 1998 and 1997 was to increase net income by approximately $144,000 and $142,000 and basic and diluted income per share by $0.01 and $0.02, respectively. The effect of this change in 1996 was to increase net loss by approximately $292,000 and basic or diluted loss per share by $0.06. During 1996, the Company recorded a charge of approximately $317,000 resulting from discontinued software development projects. During 1998, 1997 and 1996, the Company capitalized software costs of approximately $646,000, $505,000, and $470,000, respectively. For all periods presented capitalized software additions consist of software purchased from third parties. During 1998, 1997 and 1996, amortization expense related to capitalized software was approximately $959,000, $1,435,000 and $2,125,000, respectively. Accumulated amortization of capitalized software was approximately $9,134,000 and $8,174,000 at December 31, 1998 and 1997, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated over their estimated useful lives, ranging from three to seven years. Leasehold improvements are amortized over the life of the lease using the straight-line method. Expenditures for maintenance and repairs, as well as minor renewals, are charged to operations as incurred, while betterments and major renewals are capitalized. Any gain or loss resulting from the retirement or sale of an asset is credited or charged to operations.

The Company evaluates long-lived assets to be held and used in the business, or to be disposed of, for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment is determined by comparing expected future cash flows (undiscounted and before interest) to the net book value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and the estimated fair value of the related assets. Based on its most recent analysis, the Company believes that no impairment of property and equipment existed at December 31, 1998 or 1997.

GOODWILL

Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill is amortized on a straight-line basis over ten to fifteen years. Unamortized goodwill at December 31, 1998 and 1997, was $4,238,071 and $1,560,900, respectively. The carrying value of goodwill is evaluated periodically in relation to the operating performance and anticipated future undiscounted net cash flows of the related business. Based on its most recent analysis, the Company believes that no impairment of goodwill existed at December 31, 1998 or 1997. Amortization of goodwill was approximately $218,000, $125,000 and $121,000 in 1998, 1997 and 1996,
respectively.

OTHER INVESTMENTS

In June 1998, the Company purchased 250,000 shares of Series A Convertible Preferred Stock of Customer Analytics, Inc. for $500,000. Customer Analytics, Inc. is a new database marketing applications and solutions provider specializing in the area of customer relationship marketing. The investment is accounted for based on the lower of cost or fair value.

In September 1998, the Company purchased 225,225 shares of Series B Convertible Preferred Stock of Intermezzo Systems, Inc. for $1,000,000. Intermezzo Systems, Inc. is a developer of hotel reservation and property management systems and software. The investment is accounted for based on the lower of cost or fair value.

REVENUES

Pegasus primarily derives its revenues from transaction fees and commissions charged to participating hotels and travel agencies. The Company's revenues are predominantly transaction-based.

Pegasus derives its revenues from its THISCO service by charging its hotel participants a fee based on the number of reservations made, less the number cancelled ("net reservations"), and a fee for "status messages" processed through the THISCO service. Status messages are electronic messages sent by hotels to GDSs to update room rates, features and availability information in GDS databases. As a hotel's cumulative volume of net reservations increases during the course of the calendar year, its fee per transaction decreases after predetermined transaction volume hurdles have been met. As a result, for higher volume customers, unit transaction fees are higher at the beginning of the year, when cumulative transactions are lower. The Company recognizes revenues based on the fee per transaction that a customer is expected to pay during the entire year. This process of recognizing revenues creates a deferred revenue balance during early periods of the year, which is reflected in interim balance sheets. The deferred revenue balance created during the early periods of the year is fully utilized and eliminated by the end of each year. Additionally, Pegasus generally charges new participants in the THISCO service a one-time set-up fee for work associated with the implementation of the interface with the THISCO service. Revenue for these one-time set-up fees is recognized on a percentage of completion basis as the services are performed over the set-up period, which generally ranges from two to six months. The Company also charges certain GDSs a fee based on the number of net reservations to compensate for the management and consolidation of multiple interfaces.

Pegasus derives its revenues from its HCC service by charging a participating travel agency a fee based on a percentage of commissions paid to that agency through the HCC service. The Company also generally charges a participating hotel a fee based on the number of commissionable transactions arising from that hotel. Revenues from HCC travel agency fees can vary substantially from period to period based on the types of hotels at which reservations are made and fluctuations in overall room rates. Pegasus recognizes revenues from its HCC service in the month in which the hotel stay occurs. In the immediate following month, Pegasus collects commissions from the hotels by the 12th business day of such month and pays commissions to travel agencies by the 15th business day of such month. If a hotel fails to deliver funds to the Company, Pegasus is not obligated to deliver commission payments on behalf of the hotel to travel agencies. For the years ended December 31, 1998, 1997 and 1996, HCC revenues from hotels are presented net of commission payments to travel agencies of approximately $255,000,000, $165,000,000, and $105,000,000, respectively. HCC revenues also include amortization of a $2.0 million payment received by the Company in June 1993 in exchange for a five-year non-cancelable data processing contract. This payment was initially recorded as unearned income and is being recognized as revenue over the life of the contract (Note 11).

Pegasus derives its TravelWeb revenues by charging participating hotels subscription fees based on the number of their properties included in the database and a combination of transaction fees or commissions. Transaction fees are based on the number of net reservations made at participating properties through the TravelWeb service, and commissions are based on the value of the guest stay for reservations booked through the TravelWeb service. Pegasus realizes revenues from NetBooker, the Company's hotel room reservation service provided to third-party Web sites, by charging third-party Web sites an initial development and licensing fee and by charging hotels a fee based on the number of net reservations made through the NetBooker service.

Pegasus derives its Business Intelligence revenues by charging hotels fees for the development and maintenance of hotel databases and for consulting services.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for a portion or all of the deferred tax assets when there is sufficient uncertainty regarding the Company's ability to recognize the benefits of the assets in future years.

ADVERTISING COSTS

Advertising and promotion-related expenses are charged to operations when incurred. Advertising expense for 1998, 1997 and 1996 was approximately $1,105,000, $609,000 and $613,000, respectively.

FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments reflected in the consolidated balance sheets at December 31, 1998 and 1997 approximate their respective fair values.

CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments exposed to concentrations of credit risk consist primarily of cash and receivables. Cash balances, exceeding the federally insured limits, are maintained in financial institutions; however, management believes the institutions are of high credit quality. The majority of receivables are due from companies which are well-established entities in the travel industry. Therefore, management considers any exposure from concentrations of credit risks to be limited.

ACCOUNTING FOR STOCK-BASED COMPENSATION

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Pro forma disclosure of net income (loss) based on the provisions of FAS 123 is presented in Note 9. For financial reporting purposes, the Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations.

STOCK SPLITS

A one hundred-for-one stock split was effected in June 1996. All references in the consolidated financial statements to shares, share prices, per share amounts and stock plans have been adjusted retroactively for the one hundred-for-one stock split. Additional information is presented in Note 8.

In May 1997, the Board of Directors approved the declaration of a four-for-three stock split of the outstanding common and preferred stock effected in the form of a dividend to stockholders of record on the effective date of the Registration Statement on Form S-1 with respect to the Company's initial public offering (IPO) (Note 8). All references in the consolidated financial statements to shares, share prices, per share amounts and stock plans have been adjusted retroactively for the four-for-three stock split.

FOREIGN CURRENCY TRANSLATION

The U.S. dollar is the functional currency for the Company's foreign operations. Gains and losses on the translation into U.S. dollars of amounts denominated in foreign currencies are included in net income (loss).

NET INCOME (LOSS) PER SHARE

In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128). FAS 128 replaces primary and fully dilutive earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effect of potential common shares. Basic net income per share is based on the weighted average outstanding common shares. Diluted net income per share is based on the weighted average outstanding shares reduced by the effect of potential common shares. Net income (loss) for prior periods presented in the accompanying consolidated financial statements have been restated to comply with FAS 128 (Note 15).

COMPREHENSIVE INCOME

In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". This statement requires separate financial statement disclosure of comprehensive income, which encompasses changes in net asset values derived from activity from both owner and non-owner sources. There were no items that qualified for treatment as components of other comprehensive income for the periods presented.

SEGMENT INFORMATION

In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS
131). FAS 131 supercedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. FAS 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of FAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information (Note 16).

2. REORGANIZATION

In July 1995, the Company issued 4,934,667 shares of its common stock in exchange for all of the outstanding capital stock of THISCO and 83.3% of the outstanding capital stock of HCC (the Reorganization). Lodging Network, Inc.
(LNI) retained 210 shares of HCC preferred stock, representing a 16.7% minority interest in HCC. The Reorganization brought THISCO and HCC together under the control of Pegasus and was initiated to integrate and expand the existing businesses of THISCO and HCC. Pegasus was formed immediately prior to the transaction for the purpose of combining the two operations into a single entity. For accounting purposes, the combination was recorded as a purchase of HCC.

3. ACQUISITIONS

In June 1996, the Company purchased 210 shares of HCC preferred stock from LNI for $2,000,000 cash and 89,733 shares of Pegasus common stock. The 210 HCC preferred shares purchased represented a 16.7% minority ownership of HCC. After the purchase, Pegasus owned 100% of the outstanding shares of HCC. The transaction was accounted for as a purchase. The amount paid in excess of the minority interest value of $1,445,245 on the date of purchase was approximately $833,000 and was accounted for as $119,000 of goodwill to be amortized ratably over a 15 year period, $245,000 of in-process research and development costs and $469,000 of step-up in the fair value of capitalized software costs. Such amount of in-process research and development was charged to expense at the date of acquisition. The fair value of the Company's common stock given as consideration was determined using an independent valuation.

In August 1998, the Company acquired all of the equity interest in Driving Revenue for approximately $6 million plus estimated expenses of less than $100,000 (Acquisition). Driving Revenue provides hotel database marketing and consulting services.

The Acquisition was recorded under the purchase method of accounting, and accordingly, Driving Revenue's results of operations subsequent to the Acquisition date are included in the accompanying consolidated financial statements. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair value at the date of Acquisition. The approximate fair value of assets acquired and liabilities assumed at the date of acquisition, after giving effect to the write-off of certain purchased research and development, is summarized as follows:


Current assets (including approximately $2,000 cash).  $   176,000
Software.............................................  $   344,000
Property and equipment...............................  $    42,000
Goodwill.............................................  $ 4,296,000
Current liabilities..................................  $   338,000

Approximately $1,480,000, based on a valuation performed by a third party, was allocated to in-process research and development projects that at the time of the Acquisition had not reached technological feasibility and had no probable alternative future use. Factors considered in determining the amount of the purchase price allocated to in-process research and development include the estimated stage of development for each project at the acquisition date, the projected cash flows from the expected revenues to be generated from each project and discounting the net cash flows. Such amount of in-process research and development was charged to expense at the date of acquisition. The balance of the purchase price, approximately $4,296,000, was recorded as the excess of cost over the fair value of net assets acquired (goodwill) and is being amortized on a straight-line basis over a ten year period ending August 2008.

4. ACCOUNTS RECEIVABLE

The Company collects travel agents' commissions from hotel chains and, after retaining a portion of these commissions as a fee for services, remits the net commissions to the travel agents. At December 31, 1998 and 1997, trade accounts receivable were stated net of commissions of approximately $21,505,000 and $14,309,000, respectively.

Net accounts receivable from affiliates of approximately $772,000 was included in the accompanying consolidated balance sheet at December 31, 1997. Net accounts receivable from affiliates for 1997 primarily consisted of amounts due from certain stockholder hotel chains. Disclosing the amounts due from stockholder hotel chains was not considered necessary in 1998 since their ownership percentage was reduced due to the Company's IPO in August 1997, the secondary offering in February 1998 and subsequent open market sales of their shares. The ownership percentage of the stockholder hotel chains was an aggregate of less than 10% of the Company's common shares outstanding at December 31, 1998; therefore, the stockholder hotel chains were not considered affiliates as of and for the year ended December 31, 1998.


5. PROPERTY AND EQUIPMENT

Property and equipment at December 31 consisted of the following:



                                         1998                 1997
                                      -----------         -----------
Computer equipment ...............    $ 5,817,100         $ 4,985,455
Furniture and equipment ..........        890,334             677,183
Office equipment .................      1,320,239             974,851
Leasehold improvements ...........         93,313              97,379
                                      -----------         -----------
                                        8,120,986           6,734,868
Less: accumulated depreciation ...     (5,485,918)         (4,022,777)
                                      -----------         -----------
Property and equipment, net ......    $ 2,635,068         $ 2,712,091
                                      ===========         ===========

6.  CAPITAL LEASES

Assets recorded under capital leases, primarily consisting of computer equipment, are recorded at the lower of the present value of future minimum lease payments or the fair value of the asset. Total assets recorded under capital leases in 1998 and 1997 were approximately $3,436,000 and $3,747,000, respectively, net of accumulated amortization of $3,054,000 and $2,531,000, respectively. Amortization of assets under capital leases is included in depreciation and amortization expense.

Future minimum lease payments and related interest are as follows:


YEAR ENDING
DECEMBER 31,
------------
1999............................................     $ 602,041
2000............................................        60,170
                                                     ---------
Aggregate minimum lease payments................       662,211
Less: amount representing interest and taxes....       (69,505)
                                                     ---------
                                                       592,706
Less: current portion...........................      (535,072)
                                                     ---------
                                                     $  57,634
                                                     =========

Interest rates on capital leases range from approximately 7% to 15%. Interest expense on capital leases for the years ended December 31, 1998, 1997 and 1996 was approximately $144,000, $277,000 and $351,000, respectively.

7. NOTES PAYABLE

In August 1997, the Company repaid all outstanding principal and accrued interest on notes payable from the proceeds of the Company's IPO (Note 8). Total principal and interest paid during 1997 was approximately $5,254,000 and $457,000, respectively. During 1996, the Company paid interest totaling $478,000. Interest expense related to these notes was approximately $322,000 and $539,000 during the years ended December 31, 1997 and 1996, respectively.

8. STOCKHOLDERS' EQUITY

In conjunction with the Reorganization, the Company issued 283,333 shares of restricted common stock to certain members of management in connection with the termination of a bonus plan for HCC's management (Note 2). During 1996, the Company repurchased 25,467 shares from a terminated employee. The restrictions on these shares expired when the Company completed its IPO in August 1997.

As a result of the Reorganization, certain stockholders exchanged shares of THISCO for shares of Pegasus. Additionally, in order to effect the purchase of HCC, the Company issued Pegasus shares to HCC stockholders in exchange for 83.3% of the outstanding capital stock of HCC. Some of the Pegasus shares exchanged for HCC shares were subject to repurchase. The repurchase was based upon an agreement by the HCC stockholders that some value for the HCC shares exchanged should be assigned based upon the number of transactions that an HCC stockholder committed to process through HCC in 1996. If a stockholder did not fulfill its commitment by processing the agreed number of transactions through HCC in 1996, the Company had the option to repurchase such shares for $0.01 per share. The total number of shares repurchased from each stockholder is based upon the percentage of their transaction commitment actually processed by HCC during 1996. Effective December 31, 1996, the Company repurchased 91,017 shares of the 477,733 shares subject to repurchase.

In June 1996, Information Associates, L.P. and Information Associates, C.V. purchased 1,538,462 shares of the Company's series A preferred stock for $4.88 per share or $7,500,005. Total shares outstanding increased from 5,191,249 (including the 89,733 issued to LNI as part of the purchase of minority interest in HCC) to 6,729,712 shares, with the Information Associates, L.P. and Information Associates, C.V. ownership.

In June 1996, the Company issued 89,733 shares of Pegasus common stock in conjunction with the acquisition of the minority ownership interest of HCC (Note 3).

In June 1996, the Company declared a one hundred-for-one stock split effected in the form of a stock dividend to stockholders of record on that date (Note
1). The number of common shares the Company is authorized to issue was also increased from 100,000 to 20 million and the number of authorized preferred shares was increased from 10,000 to 2 million.

In August 1997, the stockholders amended the Company's certificate of incorporation to increase the number of authorized shares of common stock from 20 million to 100 million.

The Company completed an IPO in August 1997. The Company's Registration Statement on Form S-1 (File No. 333-28595) with respect to the IPO was declared effective on August 6, 1997, and the Company's stock began trading on the Nasdaq National Market under the symbol PEGS on August 7, 1997. The Company sold 3,450,000 shares of common stock at a per share price of $13.00. Net proceeds to the Company, after deduction of the underwriting discount and estimated IPO expenses, were approximately $40.5 million. Selling stockholders also sold 659,000 shares at a per share price of $13.00. Net proceeds to the stockholders after deduction of the underwriting discount were approximately $8.0 million. The Company did not receive any proceeds from the sale of shares by the selling stockholders. Concurrent with the completion of the Company's IPO, a four-for-three split of the Company's outstanding common and series A preferred stock was effected (Note 1), and all outstanding shares of series A preferred stock were converted into shares of common stock.

Effective February 11, 1998, the Company completed a secondary offering. The Company sold 280,321 shares of common stock at $17.50 per share. Net proceeds, after deducting the underwriting discount and estimated offering expenses, were approximately $4.2 million. Selling stockholders also sold 2,134,679 shares at $17.50 per share. The Company did not receive any proceeds from the sales of shares by the selling stockholders.

In May 1998, stockholders amended the Company's certificate of incorporation to reduce the number of authorized shares of common stock from 100 million to 50 million. The financial statements have been retroactively adjusted to reflect the reduction in authorized shares.

In September 1998, the Board of Directors authorized the repurchase of up to $6 million in aggregate of the Company's common stock from time to time. No shares have been acquired as of December 31, 1998.

In September 1998, the Board of Directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of the Company's common stock. Each right will entitle stockholders to buy one one-thousandth of a share of the Company's series A preferred stock for each share of the Company's common stock held at a price of $90.00. The rights will be exercisable only if a person or group of affiliated or associated persons acquires, or has announced the intent to acquire, 20% or more of the Company's common stock.

9. STOCK-BASED COMPENSATION

In accordance with the Company's 1996 stock option plan (1996 Plan), amended and approved in March 1997, options to purchase 866,667 shares of Company common stock may be granted to Company employees. Options granted under the 1996 Plan expire in December 2005. In accordance with the Company's 1997 stock option plan (1997 Plan), approved in March 1997 and amended in May 1998, options to purchase 600,000 shares of Company common stock may be granted to Company employees and non-employee directors and contractors. Options granted under the 1997 Plan expire in December 2006. Options granted under both the 1996 Plan and the 1997 Plan (collectively, Plans) may be in the form of incentive stock options or nonqualified stock options. The Stock Option Committee of the Board of Directors (Committee) administers the Plans and determines grant prices. Options granted to Company employees generally become exercisable in installments of 25% per year commencing one year from the date of grant while options granted to non-employee directors and contractors become exercisable over a vesting period determined by the Committee. The Company's authorized but unissued or reacquired common stock is used as stock options are exercised.

In accordance with APB 25, the Company recorded unearned compensation of approximately $241,000, $451,000 and $551,000 in 1998, 1997 and 1996,
respectively, related to options. Unearned compensation is being recognized ratably over the vesting period for stock option grants with exercise prices which are less than fair market value of the stock at the date of grant. Compensation expense of approximately $269,000, $198,000 and $65,000 was charged to operations in 1998, 1997 and 1996, respectively.

As discussed in Note 1, the Company has adopted the disclosure-only provision of FAS 123. Had compensation cost for the Company's stock option plans been determined based on the fair value provisions of FAS 123, the Company's net income (loss) and net income (loss) per share would have been decreased (increased) to the pro forma amounts indicated below:


                                                        1998                1997               1996
                                                   -------------        -------------      -------------
Net income (loss)-- as reported ................   $   5,396,451        $     589,460      $  (3,484,801)
Net income (loss) -- pro forma .................   $   4,859,692        $     334,589      $  (3,511,531)
Net income (loss) per share -- as reported:
  Basic ........................................   $        0.52        $        0.08      $       (0.66)
  Diluted ......................................   $        0.48        $        0.07      $       (0.66)
Net income (loss) per share -- pro forma:
  Basic ........................................   $        0.46        $        0.05      $       (0.67)
  Diluted ......................................   $        0.43        $        0.04      $       (0.67)

The pro forma disclosures provided are not likely to be representative of the effects on reported net income for future years due to future grants and the vesting requirements of the Company's stock option plans.

The weighted average fair value for options with exercise prices equal to the market price of stock at the grant date was $6.81 in 1998 and $0.82 in 1996. There were no options granted in 1997 with exercise prices equal to the market price of stock at the grant date. The weighted average fair value for options with exercise prices below the market price of stock at the grant date was $13.49 in 1998, $8.51 in 1997 and $1.66 in 1996. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:


                                             1998                1997                1996
                                             ----                ----                ----
Dividend yield......................           --                 --                 --
Expected volatility:
   Pre-IPO grants...................           --                0.0%               0.0%
   Post-IPO grants..................         72.8%              65.0%                --
Risk-free rate of return............          4.6%               6.1%               6.5%
Expected life.......................          4.0 years          4.9 years          4.0 years


The following table summarizes activity under the Company's stock option plans during the years ended December 31:


                                                                                               WEIGHTED AVERAGE EXERCISE
                                            NUMBER OF COMPANY OPTIONS                               PRICE PER SHARE
                                  -------------------------------------------        -------------------------------------------
                                    1998             1997              1996            1998             1997             1996
                                  ---------        ---------          -------        ---------        ---------        ---------
Options outstanding at
  beginning of year..........     1,082,278          771,740               --        $    5.75        $    2.39        $      --
Granted .....................       397,166          331,666          771,740            12.44            13.49             2.39
Exercised ...................        66,987            1,333               --             5.60             3.11               --
Canceled ....................        78,496           19,795               --            12.20             4.34               --
                                  ---------        ---------          -------        ---------        ---------        ---------
Options outstanding at end
  of year ...................     1,333,961        1,082,278          771,740        $    7.37        $    5.75        $    2.39
                                  =========        =========          =======        =========        =========        =========
Options exercisable at end
  of year ..................        490,523          263,434               --        $    4.27        $    2.33               --
                                  =========        =========          =======        =========        =========        =========


The following table summarizes information for stock options outstanding at December 31, 1998:


                                 OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                   ----------------------------------------------  ---------------------------
                     NUMBER OF   WEIGHTED AVERAGE    WEIGHTED      NUMBER OF      WEIGHTED
                      OPTIONS        REMAINING       AVERAGE        OPTIONS       AVERAGE
   EXERCISE PRICES               CONTRACTUAL LIFE  EXERCISE PRICE               EXERCISE PRICE
-------------------- ---------   ----------------  --------------  ---------    --------------
 $  2.01              496,333        7.0 years       $  2.01         304,249      $  2.01
 $  3.11              186,170        6.8 years          3.11          95,033         3.11
 $  5.25               53,333        7.0 years          5.25          19,999         5.25
 $  9.50 - $ 13.39    323,949        7.9 years         10.73           1,116        11.05
 $ 15.30 - $ 22.74    271,176        7.3 years         16.31          70,126        15.30
 $ 25.38                3,000        8.0 years         25.38              --           --

----------------------------------------------------------------------------------------------
                    1,333,961        7.3 years       $  7.37         490,523      $  4.27
==============================================================================================


10. INCOME TAXES

Pretax income (loss) from continuing operations for the years ended December 31 was taxed under the following jurisdictions:


                 1998         1997         1996
              ----------  -----------  -----------
Domestic.     $5,495,808  $   519,459  $(3,528,503)
Foreign..         98,267       97,917       58,702
              ----------  -----------  -----------
              $5,594,075  $   617,376  $(3,469,801)
              ==========  ===========  ===========


Deferred taxes consisted of the following at December 31:


                                               1998                1997
                                            -----------         -----------
Deferred tax assets:
  Net operating loss carryforward.......    $ 2,162,922         $ 4,214,785
  Bad debt reserves.....................         36,396              26,473
  Stock option compensation expense.....        181,545              81,873
  Rent expense..........................         52,540              82,552
  Various expense accruals..............         50,660              42,160
  Charitable contributions..............         22,495                  --
  Other.................................         24,160              10,801
                                            -----------         -----------
          Total gross deferred tax
             assets.....................      2,530,718           4,458,644
  Valuation allowance...................       (270,000)         (4,312,266)
Deferred tax liability:
  Software amortization.................       (109,190)            (79,850)
  Depreciation and  amortization........        (66,903)            (66,528)
                                            -----------         -----------
Net deferred tax assets.................    $ 2,084,625         $        --
                                            ===========         ===========

In 1997 and 1996, the net deferred tax asset was fully reserved because of uncertainty regarding the Company's ability to recognize the benefit of the asset in future years. In the fourth quarter of 1998, the Company released a significant portion of the valuation allowance as management believes it is more likely than not that the net deferred tax asset will be realized. The remaining valuation allowance at December 31, 1998 relates to state net operating loss carryforwards. A portion of the deferred tax asset was related to net operating loss carryforwards of HCC that existed at the time HCC was acquired by the Company in 1995. Accordingly, approximately $1,467,000 of the valuation allowance released in 1998 reduced the remaining goodwill related to the purchase of HCC. At December 31, 1998, 1997 and 1996, the Company had federal net operating loss carryforwards of approximately $5,567,000, $12,252,000 and $14,635,000, respectively. The 1998 net operating loss carryforwards that existed at December 31, 1998 will begin to expire in 2007. Utilization of the net operating loss carryforwards may be limited by the separate return loss year rules and could be affected by ownership changes which have occurred or could occur in the future.

The components of the income tax provision for the years ended December 31 were as follows:



                                     1998             1997             1996
                                  ---------         ---------        ---------
Current provision:
  Federal ..................      $ 381,025         $  51,525        $      --
  State ....................        462,413                --               --
  Foreign ..................         38,100            27,916           15,000
                                  ---------         ---------        ---------
                                  $ 881,538         $  79,441        $  15,000
                                  =========         =========        =========
Deferred benefit:
  Federal ..................      $(641,069)        $(51,525)        $      --
  State ....................        (42,845)               --               --
                                  ---------         ---------        ---------
Provision for income taxes .      $ 197,624         $  27,916        $  15,000
                                  =========         =========        =========

A reconciliation of taxes based on the federal statutory rate of 34.0% and the provision for income taxes is summarized as follows for the years ended December 31:

                                      1998         1997           1996
                                     ------        -----         ------
Expected income tax provision        34.0%         34.0%         (34.0%)
(benefit) ...................
Valuation allowance .........        (46.7%)       (38.4%)       29.4%
Permanent differences .......        10.9%          9.8%          5.1%
State income taxes ..........         5.0%           --            --
Other, net ..................         0.3%         (0.9%)        (0.5%)
                                     ----          ----          ----
Provision for income taxes ..         3.5%          4.5%          0.0%
                                     ====          ====          ====

11. COMMITMENTS AND CONTINGENCIES

The Company leases its corporate office space and certain office equipment under non-cancelable operating leases. The Company incurred rent expense of approximately $731,000, $720,000 and $697,000 in 1998, 1997 and 1996,
respectively.

Approximate future minimum lease payments at December 31, 1998, under non-cancelable operating leases with original terms exceeding one year, including the Pegasus UK operating lease translated at the rate in effect at December 31, 1998, were as follows:


 YEAR ENDING
 DECEMBER 31,
-------------
   1999 .......   $  998,000
   2000 .......    1,024,000
   2001 .......    1,024,000
   2002 .......    1,012,000
   2003 .......       63,000
Thereafter.....      137,000
                  ----------
                  $4,258,000

In June 1993, the Company received $2,000,000 from its processing bank in exchange for a five-year non-cancelable data processing contract and recorded the amount as deferred income. The non-cancelable contract requires the Company's processing bank to process transactions and generate various reports in exchange for a processing fee. The contract requires Pegasus to maintain an annual minimum volume of transactions. If the annual minimum volume is not attained, Pegasus is required to pay its processing bank an additional processing fee for each transaction under the minimum volume. As of the date HCC was acquired by the Company, there was approximately $1,583,000 of deferred income to be amortized over the remaining life of the contract according to the volume of guaranteed transactions, as defined by the contract. During 1998, 1997 and 1996, the Company recognized approximately $471,000, $471,000 and $431,000, respectively, of the deferred income. In 1998, 1997 and 1996, the Company exceeded the annual minimum volume requirement. The deferred income was fully amortized as of December 31, 1998.

In May 1997, the Company issued a warrant to a customer for the purchase of 345,723 shares of the Company's common stock as part of a five year contract involving a wide range of the Company's services. The warrant is exercisable during the two year period ended May 12, 1999 at an exercise price of $7.20 per share. The Company used the Black-Scholes option pricing model to value the warrant. A contract asset of $238,000 was recorded in May 1997, which will be amortized ratably over the associated five year contract period.

As of December 31, 1998, the Company had a commitment to pay an affiliate $125,000 in 1999 for software development and modification.

12. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) defined contribution retirement plan (401(k)
Plan) covering full-time employees who have attained the age of twenty-one. The 401(k) Plan allows eligible employees to defer receipt of up to fifteen percent of their compensation and contribute such amounts to various investment funds. Eligible employees may elect to participate at the beginning of any quarter after their hire date. Employee contributions vest immediately.

The Company makes discretionary matching contributions up to five percent of employees' annual contributions. The Company's matching contributions vest on a pro rata basis over five years. During 1998, 1997 and 1996, the Company contributed approximately $292,000, $217,000 and $160,000, respectively, to the 401(k) Plan.

13. STOCK PURCHASE PLAN

In May 1998, the Company's stockholders approved the Pegasus Systems, Inc. 1997 Employee Stock Purchase Plan (Stock Plan). The Company has reserved 500,000 shares of its common stock for purchase by its employees pursuant to the terms of the Stock Plan. Eligible participating employees of the Company may elect to have an amount up to, but not in excess of, 10% of their regular salary or wages withheld for the purpose of purchasing the Company's common stock. Under the Stock Plan, an eligible participating employee will be granted an option at the beginning of each plan year (the "Offering Commencement Date") to purchase at the end of the plan year (the "Offering Termination Date") shares of common stock using the amounts that have accumulated from the employee's payroll deductions made during the plan year at a price that is 85% of the closing price of the common stock on the Nasdaq National Market or any other national securities exchange on the Offering Commencement Date or the Offering Termination Date, whichever is lower.


14. RELATED PARTIES

Prior to the IPO, the Company derived a substantial portion of its revenue from certain stockholders and stockholder-owned companies. For the years ended December 31, 1997 and 1996, revenue generated by stockholders and stockholder-owned companies was approximately $15.7 million, or 75.3%, and $12.0 million, or 75.4%, respectively. Disclosing revenues generated by stockholders was not considered necessary for the year ended December 31, 1998 since the ownership percentage of these stockholders was reduced by the Company's IPO in August 1997, the secondary offering in February 1998 and subsequent open market sales of their shares. The ownership percentage of these stockholders was an aggregate of less than 10% of the Company's common shares outstanding at December 31, 1998; therefore, these stockholders were not considered affiliates as of and for the year ended December 31,1998.

A stockholder provides services to the Company, including facility management, consulting and software development. During 1998, 1997 and 1996, the Company recognized expense in the amount of approximately $461,000, $488,000 and $774,000, respectively, for those services.

Persons related to an officer of the Company have provided printing, design and procurement services to the Company. During 1998, 1997 and 1996, the Company paid approximately $3,000, $6,000 and $143,000, respectively, related to these services, the majority of which related to capitalized furniture purchases.

15. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share for the years ended December 31, 1998, 1997 and 1996 has been computed in accordance with FAS 128 using the weighted average number of common shares outstanding after giving retroactive effect to stock splits (Notes 1 and 8).

Diluted net income (loss) per share for the years ended December 31, 1998, 1997 and 1996 gives effect to all dilutive potential common shares that were outstanding during the periods. Outstanding options and warrants with strike prices below the average fair market value of the Company's common stock for the years ended December 31, 1998 and 1997 were included in the diluted earnings per share (EPS) calculations for the respective periods. None of the options outstanding at December 31, 1996 were included in the diluted EPS calculation for the year ended December 31, 1996 because the Company had a net loss. In 1998, all outstanding options and warrants were included in the diluted EPS calculation for the six months ended June 30, 1998. Options for 54,000 shares of the Company's common stock at strike prices from $19.44 to $22.74 were excluded for the diluted EPS calculation for the three months ended September 30, 1998 because they were anti-dilutive. Options for 57,000 shares of the Company's common stock at strike prices from $19.44 to $25.38 were excluded from the diluted EPS calculation for the three months ended December 31, 1998 because they were anti-dilutive. The options excluded in 1998 expire from December 2005 to December 2006. In 1997, all outstanding options and warrants were included in the calculation of diluted EPS. In 1996, 1,538,462 shares of Series A preferred stock and options for 771,733 shares of the Company's common stock at strike prices from $2.01 to $3.11 were excluded from the diluted EPS calculation because they were anti-dilutive. The options excluded in 1996 expire December 2005.

The following table sets forth the basic and diluted net income (loss) per share computation for the years ended December 31:

                                                              1998               1997               1996
                                                           -----------        -----------        -----------
Net income (loss) .................................        $ 5,396,451        $   589,460        $(3,484,801)
                                                           ===========        ===========        ===========
Basic:
 Weighted average number of shares outstanding ....         10,460,947          7,200,382          5,246,800
                                                           -----------        -----------        -----------
 Net income (loss) per share ......................        $      0.52        $      0.08        $     (0.66)
                                                           ===========        ===========        ===========
Diluted:
 Weighted average number of shares outstanding ....         10,460,947          7,200,382          5,246,800
 Additional weighted average shares from assumed
  conversion of dilutive convertible preferred
  stock to common stock, net of shares to be
  repurchased with exercise proceeds ..............                 --            921,355                 --
 Additional weighted average shares from assumed
  exercise of dilutive stock options and warrants,
  net of  shares to be repurchased with exercise
  proceeds ........................................            735,948            554,315                 --
                                                           -----------        -----------        -----------
 Weighted average number of shares outstanding used
  in the diluted net income (loss) per share
  calculation .....................................         11,196,895          8,676,052          5,246,800
                                                           -----------        -----------        -----------
 Net income (loss) per share ......................        $      0.48        $      0.07        $     (0.66)
                                                           ===========        ===========        ===========

16. SEGMENT INFORMATION

In 1998, the Company adopted FAS 131. The prior years' segment information has been restated to present the Company's three reportable segments:

o Electronic Distribution--provides services that enable travel agents and individual travelers to electronically access hotel room inventory information and conduct reservation transactions;
o Commission Processing--provides commission payment processing services to the hotel industry and travel agencies; and
o Business Intelligence--provides data mining and reporting services for benchmark analysis and strategic planning for the hotel industry.

The accounting policies of the segments are the same as those described in
Note 1. Segment data includes a charge allocating all corporate costs to the operating segments. The Company evaluates the performance of its segments based on pretax income.

The Company is organized primarily on the basis of products and services. The Company's segments are strategic business units that offer different products and services. Two of the Company's strategic business units have been aggregated into the Electronic Distribution segment: THISCO and TravelWeb. The Commission Processing segment consists of the Company's HCC service. Pegasus IQ and Driving Revenue have been aggregated into the Business Intelligence segment.

The following table presents information about reported segments for the years ended December 31:

                                          ELECTRONIC        COMMISSION            BUSINESS        RECONCILING
                                          DISTRIBUTION      PROCESSING          INTELLIGENCE         ITEMS               TOTAL
                                         -------------      ------------       -------------     ------------        -------------
1998
Net revenues .......................     $ 12,310,046       $ 15,851,557       $    902,864      $    --             $ 29,064,467
Interest income ....................     $     14,358       $    151,243       $         12      $  2,337,652        $  2,503,265
Interest expense ...................     $    112,988       $     33,788       $        103      $    --             $    146,879
Depreciation and amortization ......     $  1,258,152       $  1,175,451       $    256,264      $    --             $  2,689,867
Write-off purchased in-process R&D..     $     --           $     --           $  1,480,085      $    --             $  1,480,085
Income(loss) before taxes ..........     $    506,036       $  5,527,910       $ (2,777,523)     $  2,337,652        $  5,594,075

1997
Net revenues .......................     $  9,864,738       $ 11,038,678       $    --           $    --             $ 20,903,416
Interest income ....................     $      7,820       $    105,437       $    --           $    880,335        $    993,592
Interest expense ...................     $    516,631       $     83,265       $        171      $    --             $    600,067
Depreciation and amortization ......     $  1,074,780       $  1,929,588       $     12,251      $    --             $  3,016,619
Income(loss) before taxes ..........     $ (1,815,218)      $  2,122,436       $   (570,177)     $    880,335        $    617,376

1996
Net revenues .......................     $  8,139,259       $  7,729,753       $    --           $    --             $ 15,869,012
Interest income ....................     $     --           $      4,839       $    --           $    109,311        $    114,150
Interest expense ...................     $    768,730       $    124,447       $    --           $    --             $    893,177
Depreciation and amortization ......     $  1,742,691       $  1,682,987       $    --           $    --             $  3,425,678
Write-off purchased in-process R&D..     $     --           $    244,600       $    --           $    --             $    244,600
Loss before taxes and minority
interest ...........................     $ (3,289,159)      $   (184,390)      $    --           $    109,311        $ (3,364,238)

Reconciling items represent interest income earned as a result of short-term investment of operating cash balances and a portion of proceeds from the Company's IPO and secondary public offering of common stock.

The Company's business is conducted principally in the United States. The Company does not utilize or measure revenues by geographic location to evaluate the Electronic Distribution and Business Intelligence segments. However, the Company does track the geographic source of travel agency and hotel transactions that give rise to Commission Processing revenues. For 1998, 1997 and 1996, approximately $2,922,000, $2,037,000 and $1,246,000 of Commission
Processing revenues were derived from customers based outside the United
States.